                              MARIETTA CORPORATION
                              37 HUNTINGTON STREET
                            CORTLAND, NEW YORK 13045

                             --------------------

                                PROXY STATEMENT

                             --------------------


                        SPECIAL MEETING OF SHAREHOLDERS
                          TO BE HELD [________], 1996

                                  INTRODUCTION

This Proxy Statement is being furnished to the shareholders of Marietta Corporation, a New York corporation ("Marietta" or the "Company"), in connection with the solicitation of proxies by the Board of Directors of the Company (the "Board"), for use at a Special Meeting of Shareholders (the "Meeting"), to be held at the [_____________], New York at 10:00 A.M. on [______], [________],
1996 and at any adjournment or postponement thereof. This Proxy Statement and the accompanying form of proxy (the "Proxy"), is being mailed to shareholders on or about [________] [__], 199_.

PROPOSAL TO BE CONSIDERED AT THE MEETING

At the Meeting, shareholders will consider and vote upon a proposal to approve and adopt the Agreement and Plan of Merger, dated as of August 26, 1995, as amended (the "Merger Agreement"), by and among BFMA Holding Corporation ("Parent"), BFMA Acquisition Corporation ("Newco"), and the Company, which provides for the merger (the "Merger"), of Newco, a wholly-owned subsidiary of Parent, with and into Marietta, with the result that Marietta will become a wholly-owned subsidiary of Parent. Parent is a corporation controlled by Barry
W. Florescue, a director of the Company since August 31, 1995, and the beneficial owner of approximately 8.7% of the issued and outstanding shares of common stock, $.01 par value ("Shares"), of the Company. If the Merger is consummated, shareholders of the Company (other than Parent and its affiliates, and holders who exercise their dissenters' rights) will receive $10.25 per Share in cash (the "Per Share Price"). A copy of the Merger Agreement is attached hereto as Annex I.

Parent and Newco were organized for the purpose of the transactions contemplated by the Merger Agreement. As a result of the Merger, Mr. Florescue and his affiliates will acquire the entire equity interest in the Company and shareholders of the Company, other than Mr. Florescue and his affiliates, will no longer have any continuing equity interest in the Company.

Shares are listed for trading on the Nasdaq National Market System ("NASDAQ"), under the symbol "MRTA." On August 25, 1995, the last trading day before public announcement of the execution of the Merger Agreement, the last sale price of Shares as reported on NASDAQ was $9.00 per Share. If the Merger is approved and adopted, Shares will be delisted from NASDAQ.

It is not anticipated that any other matter will be presented at the Meeting.

  THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
    EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE FAIRNESS OR
     MERITS OF SUCH TRANSACTION NOR UPON THE ACCURACY OR ADEQUACY OF THE
       INFORMATION CONTAINED IN THIS DOCUMENT.ANY REPRESENTATION TO THE
                             CONTRARY IS UNLAWFUL.

VOTING

  The Board has fixed the close of business on Tuesday, January 9, 1996 (the "Record Date"), as the date of the determination of shareholders entitled to notice of, and to vote at, the meeting and any adjournment or postponement thereof. Accordingly, only holders of record of Shares on the Record Date will be entitled to notice of, and to vote at, the Meeting. As of the Record Date there were 3,596,049 Shares issued and outstanding, held by approximately [______] holders of record. Each holder of record of Shares on the Record Date is entitled to one vote per Share at the Meeting.

  The affirmative vote of the holders of two-thirds of the total number of issued and outstanding Shares is required for approval and adoption of the Merger Agreement. Mr. Florescue has agreed to vote in favor of the Merger Agreement. Accordingly, the vote of the holders of approximately 58% of the Shares (other than Parent and its affiliates) will be needed to approve and adopt the Merger Agreement. Although there is no agreement to do so (except with respect to Mr. Florescue, who has agreed to vote in favor of the Merger), the Company believes that each of the directors and executive officers of the Company will vote his Shares or Shares over which he controls the voting power, representing in the aggregate approximately [14.4]% of the Shares entitled to vote at the Meeting, in favor of approval and adoption of the Merger Agreement.

  Any shareholder on the Record Date who objects to the Merger may dissent from the Merger and demand in writing that the Company pay to such shareholder in cash the fair value of all of his Shares (excluding any element of value arising from the accomplishment or expectation of the Merger) as of the day prior to the voting by the shareholders on the Merger, in lieu of receiving $10.25 per Share in cash under the Merger Agreement. This right to dissent and to receive payment is available pursuant to Section 910 of the Business Corporation Law of the State of New York ("BCL"), provided that the shareholder strictly complies with
Section 623 of the BCL. All references to, and summaries of, Sections 623 and 910 of the BCL in this Proxy Statement are qualified in their entirety by reference to the texts thereof which are annexed to this Proxy Statement as Annex II hereto. See "Rights of Dissenting Shareholders."

  All Shares that are entitled to vote and are represented at the Meeting by properly executed Proxies received prior to or at the Meeting, and not revoked, will be voted at the Meeting in accordance with the instructions indicated on such Proxies. If no instructions are indicated, the Proxy will be voted FOR approval and adoption of the Merger Agreement. The presence, in person or by Proxy, at the Meeting of the holders of a majority of the total number of issued and outstanding Shares entitled to vote is necessary to constitute a quorum at the Meeting. Abstentions and broker non-votes (where a broker or other record holder submits a Proxy but does not have authority to vote a customer's Shares) will be considered present for purposes of establishing a quorum.

  Any Proxy given pursuant to this solicitation may be revoked by the person giving it at any time before it is voted. Proxies may be revoked by (i) filing with the Secretary of the Company, at or before the taking of the vote at the Meeting, a written notice of revocation bearing a later date than the Proxy,
(ii) duly executing a later-dated Proxy relating to the same Shares and delivering it to the Secretary of the Company before the taking of the vote at the Meeting, or (iii) attending the Meeting and voting in person (although attendance at the Meeting will not in and of itself constitute a revocation of the Proxy). Any written notice of revocation or subsequent Proxy should be sent so as to be delivered to the Company at the address set forth above, or hand delivered to the Secretary of the Company, at or before the taking of the vote at the Meeting.

  The cost of printing and mailing this Proxy Statement will be borne by the Company. In addition to solicitation by use of the mails, Proxies may be solicited by directors, officers and employees of the Company in person or by telephone, telegram or other means of communication. Such directors, officers and employees will not be additionally compensated, but may be reimbursed for reasonable out-of-pocket expenses in connection with such solicitation. Arrangements will also be made with custodians, nominees and fiduciaries for forwarding of solicitation materials to beneficial owners of Shares held of record by such custodians, nominees and fiduciaries, and the Company will reimburse such custodians, nominees and fiduciaries for reasonable expenses incurred in connection therewith. In addition, the Company has retained D.F. King & Co., Inc. to assist in soliciting Proxies and to provide solicitation materials to shareholders, banks, brokerage firms, nominees, fiduciaries, and other custodians. The Company will pay to D.F. King & Co., Inc. a fee of approximately $5,000, plus expenses.

  All information contained in this Proxy Statement concerning Parent, Newco and Mr. Florescue were supplied by Parent and Mr. Florescue. Except as otherwise indicated, all other information contained in this Proxy Statement has been supplied by the Company.

                               TABLE OF CONTENTS

                                                                      Page
                                                                      ----
INTRODUCTION.........................................................   i
       Proposal to be Considered at the Meeting......................   i
       Voting........................................................  ii

SUMMARY..............................................................   1
       THE PARTIES...................................................   1
       INFORMATION CONCERNING THE MEETING............................   1
       THE MERGER....................................................   3
       SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA...............   8
       SPECIAL FACTORS...............................................   9
       GENERAL DESCRIPTION...........................................   9
       BACKGROUND OF THE MERGER......................................   9
       MARIETTA'S REASONS FOR THE MERGER;
        RECOMMENDATION OF MARIETTA'S BOARD OF DIRECTORS..............  14
       RECOMMENDATION OF PARENT AND NEWCO............................  15
       OPINION OF MARIETTA'S FINANCIAL ADVISOR.......................  15
       INTERESTS OF MANAGEMENT OF THE COMPANY........................  18
       PAYMENT FOR SHARES............................................  18
       SOURCE AND AMOUNT OF FUNDS....................................  18
       INTERESTS OF CERTAIN PERSONS IN THE MERGER....................  21
       CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER.........  21
       GOVERNMENTAL AND REGULATORY APPROVALS.........................  22
       ANTICIPATED ACCOUNTING TREATMENT..............................  22
       PLANS FOR COMPANY IF MERGER NOT CONSUMMATED...................  22

CERTAIN TERMS OF THE MERGER AGREEMENT................................  22
       GENERAL.......................................................  22
       MANNER OF CONVERTING SHARES; OPTIONS..........................  23
       MERGER CONSIDERATION..........................................  24
       CONDITIONS TO THE MERGER......................................  24
       REPRESENTATIONS AND WARRANTIES................................  25
       CERTAIN COVENANTS; CONDUCT OF BUSINESS PRIOR TO THE MERGER....  25


       TERMINATION OF THE MERGER AGREEMENT...........................  26
       EFFECT OF TERMINATION OF THE MERGER AGREEMENT.................  27
       INDEMNIFICATION OF DIRECTORS AND OFFICERS.....................  27
       AMENDMENT AND MODIFICATION....................................  28
       WAIVER........................................................  28
       EXPENSES......................................................  28
       COOPERATION PRIOR TO CLOSING..................................  29

RIGHTS OF DISSENTING SHAREHOLDERS....................................  29

MARKET PRICES OF SHARES..............................................  30

DESCRIPTION OF MARIETTA CAPITAL STOCK................................  31

INDEPENDENT PUBLIC ACCOUNTANTS.......................................  31

SHAREHOLDERS' PROPOSALS..............................................  31

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.......  31

OTHER RECENT DEVELOPMENTS............................................  32

AVAILABLE INFORMATION................................................  33

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE......................  33

ANNEX I    -  AGREEMENT AND PLAN OF MERGER and AMENDMENT NO. 1 TO AGREEMENT AND
              PLAN OF MERGER

ANNEX II   -  SECTIONS 623 AND 910 OF THE BUSINESS CORPORATION LAW OF THE STATE
              OF NEW YORK

ANNEX III  -  FAIRNESS OPINION OF GOLDMAN SACHS & CO.

                                    SUMMARY

  The following is a brief summary of certain information contained elsewhere in this Proxy Statement. Reference is made to, and this summary is qualified in its entirety by, the more detailed information contained in or incorporated by reference in this Proxy Statement. Shareholders are urged to carefully read this Proxy Statement in its entirety. Certain capitalized terms used in this description and not elsewhere defined are defined in the Merger Agreement and used with the meanings provided therein. See pages 1 through 8 of Annex I.

                                  THE PARTIES

MARIETTA..............................  Marietta is primarily engaged in the design, manufacture, packaging,
                                        marketing and distribution of guest
                                        amenity programs to the travel and
                                        lodging industry in the United States
                                        and abroad, and provides customized
                                        "sample-size" and "unit-of-use"
                                        packaging products and services to
                                        companies in the toiletries,
                                        cosmetics, pharmaceutical and
                                        household products industries.
                                        Marietta is organized under the laws
                                        of the State of New York and its
                                        principal executive offices are
                                        located at 37 Huntington Street,
                                        Cortland, New York 13045, and the
                                        telephone number at such offices is
                                        (607) 753-6746.

BFMA HOLDING CORPORATION (PARENT).....  Parent, a corporation controlled by
                                        Barry W. Florescue, was organized
                                        under the laws of the State of
                                        Delaware for the purpose of the
                                        Merger. Parent has no operating
                                        history. The principal executive
                                        offices of Parent are located at 701
                                        S.E. 6th Avenue, Suite 204, Delray
                                        Beach, Florida 33483, Attention:
                                        Barry W. Florescue, and the telephone
                                        number at such offices is (407)
                                        272-7746.

BFMA ACQUISITION CORPORATION (NEWCO)..  Newco, a wholly-owned subsidiary of
                                        Parent, was organized under the laws
                                        of the State of New York for the
                                        purpose of the Merger. Newco has no
                                        operating history. The principal
                                        executive offices of Newco are
                                        located at 701 S.E. 6th Avenue, Suite
                                        204, Delray Beach, Florida 33483,
                                        Attention: Barry W. Florescue, and
                                        the telephone number at such offices
                                        is (407) 272-7746.

                       INFORMATION CONCERNING THE MEETING

DATE, TIME, PLACE AND PURPOSE.........  The Meeting will be held at the
                                        [__________________], New York at
                                        10:00 A.M. on [_________],
                                        [________], 1996, for the purpose of
                                        (i) considering and voting upon a
                                        proposal to approve and adopt the
                                        Merger Agreement, and (ii)
                                        transacting such other business as
                                        may properly come before the Meeting.

RECORD DATE AND SHARES ENTITLED TO
 VOTE.................................  Holders of record of Shares on the
                                        Record Date are entitled to notice of
                                        the Meeting. Only holders of record
                                        of Shares at the close of business on
                                        the Record Date are entitled to vote
                                        at the Meeting. On the Record Date,
                                        there were 3,596,049 Shares issued
                                        and outstanding, each of which will
                                        be entitled to one vote on each
                                        matter to be acted upon at the
                                        Meeting.

QUORUM AND VOTE REQUIRED..............  The presence in person or by properly executed Proxy of the holders of a
                                        majority of the issued and
                                        outstanding Shares entitled to vote
                                        at the Meeting is necessary to
                                        constitute a quorum. The affirmative
                                        vote of holders of two-thirds of the
                                        total number of issued and
                                        outstanding Shares is required to
                                        approve and adopt the Merger
                                        Agreement.

AGREEMENT BY CERTAIN MARIETTA
 SHAREHOLDERS.........................  Mr. Florescue has agreed to vote in favor of the approval and adoption of
                                        the Merger Agreement. Accordingly,
                                        the vote of holders of approximately
                                        58% of the Shares (other than Parent
                                        and its affiliates) will be needed to
                                        approve and adopt the Merger
                                        Agreement.

DETERMINATIONS OF THE BOARD OF          THE BOARD HAS DETERMINED THAT THE
 DIRECTORS............................  MERGER IS FAIR TO, AND IN THE BEST
                                        INTERESTS OF, MARIETTA AND ITS
                                        SHAREHOLDERS AND UNANIMOUSLY
                                        RECOMMENDS TO THE HOLDERS OF SHARES
                                        THAT THEY VOTE FOR APPROVAL AND
                                        ADOPTION OF THE MERGER AGREEMENT. See
                                        "Special Factors -- Background of the
                                        Merger" and "--Marietta's Reasons for
                                        the Merger; Recommendation of
                                        Marietta's Board of Directors."

OPINION OF MARIETTA'S FINANCIAL
 ADVISOR..............................  Goldman Sachs has acted as financial advisor to Marietta in connection
                                        with the Merger and has issued a
                                        written opinion, dated as of the date
                                        of this Proxy Statement, to the
                                        effect that, as of such date and
                                        based on various considerations and
                                        assumptions, the $10.25 per Share in
                                        cash to be received by Marietta
                                        shareholders (other than Parent and
                                        its affiliates) pursuant to the
                                        Merger Agreement is fair to such
                                        shareholders.

                                        The full text of the opinion of
                                        Goldman Sachs, which sets forth the
                                        assumptions made, procedures
                                        followed, matters considered and
                                        limits of its review, is attached to
                                        this Proxy Statement as Annex III,
                                        and should be read carefully in its
                                        entirety. See "Special Factors -
                                        Opinion of Marietta's Financial
                                        Advisor."

RIGHTS OF DISSENTING SHAREHOLDERS.....  Holders of Shares who do not vote to approve and adopt the Merger
                                        Agreement may dissent from the Merger
                                        and elect to have the fair value of
                                        their Shares, based on all relevant
                                        factors and excluding any element of
                                        value arising from the accomplishment
                                        or expectation of the Merger,
                                        judicially determined and paid to
                                        them in cash. Such shareholders must
                                        deliver a written demand for such
                                        appraisal to the Company prior to the
                                        taking of the vote on the Merger
                                        Agreement and comply with the other
                                        requirements of Section 623 of the
                                        BCL, the full text of which is
                                        attached to this Proxy Statement as
                                        Annex II. Any deviation from such
                                        requirements may result in a
                                        forfeiture of appraisal rights. See
                                        "Rights of Dissenting Shareholders."

 SECURITY OWNERSHIP OF CERTAIN
  BENEFICIAL OWNERS AND MANAGEMENT....  As of December 1, 1995, directors and executive officers of Marietta,
                                        including Mr. Florescue, were
                                        beneficial owners of an aggregate of
                                        [526,919] issued and outstanding
                                        Shares (approximately [14.4]% of such
                                        Shares then issued and outstanding).
                                        See "Security Ownership of Certain
                                        Beneficial Owners and Management."
INTERESTS OF CERTAIN PERSONS IN THE
 MERGER; CONFLICT OF INTEREST.........  Parent, a corporation controlled by
                                        Mr. Florescue, will be, as of the
                                        date of the Meeting, the beneficial
                                        owner of 314,365 Shares or
                                        approximately 8.7% of the issued and
                                        outstanding Shares. Newco is a
                                        wholly-owned subsidiary of Parent. In
                                        light of the fact that Mr. Florescue
                                        and a designee of Mr. Florescue, Mr.
                                        Charles W. Miersch, serve as
                                        directors of the Company, Mr.
                                        Florescue may be viewed as having a
                                        conflict of interest in connection
                                        with the Merger.
                                        Mr. Florescue has agreed to vote all
                                        Shares beneficially owned by him in
                                        favor of the Merger Agreement.
                                        As a result of the Merger, certain
                                        officers of the Company may be
                                        entitled to receive payments in the
                                        aggregate amount of $[________] from
                                        the Company pursuant to change in
                                        control provisions in existing
                                        employment agreements with the
                                        Company. In addition, certain
                                        officers and directors of the Company
                                        hold options or cash only stock
                                        appreciation rights which, upon
                                        consummation of the Merger, would
                                        result in the payment to such
                                        individuals of approximately
                                        $367,926. In light of such payments,
                                        those officers and directors may be
                                        viewed as having conflicts of
                                        interest in that they may receive a
                                        benefit as a result of the Merger not
                                        received by the Company's other
                                        shareholders. Mr. Florescue has
                                        indicated that it is his present
                                        intention to make available up to 10%
                                        of the outstanding common stock of
                                        Parent to management of the Surviving
                                        Corporation (as defined below);
                                        however, no formal arrangements have
                                        been made between Parent and any
                                        officers of the Company at this time.

                                   THE MERGER

GENERAL DESCRIPTION OF THE MERGER.....  At the Effective Time (as hereinafter defined) of the Merger, Newco will
                                        merge with and into Marietta, with
                                        Marietta being the surviving
                                        corporation (the "Surviving
                                        Corporation"), and a wholly-owned
                                        subsidiary of Parent. As a result of
                                        the Merger, the holders of the then
                                        issued and outstanding Shares will
                                        receive $10.25 per Share in cash. The
                                        full text of the Merger Agreement is
                                        included in this Proxy Statement as
                                        Annex I.

EFFECTIVE TIME OF THE MERGER..........  If the Merger is approved and adopted by the requisite vote of Marietta
                                        shareholders and the other conditions
                                        to the obligations of the parties to
                                        consummate the Merger are either
                                        satisfied of waived (as permitted),
                                        the Merger
                                        will be consummated and will become
                                        effective on the date and at the time
                                        that a Certificate of Merger,
                                        reflecting the Merger, is filed with
                                        the Secretary of State of the State
                                        of New York (the "Effective Time").

PAYMENT TO SHAREHOLDERS...............  Promptly after the Effective Time each Share issued and outstanding
                                        immediately prior to the Effective
                                        Time (other than Shares (i) owned by
                                        Parent or an affiliate of Parent, or
                                        (ii) owned by holders, if any, who
                                        exercise their dissenter's rights)
                                        shall be converted into the right to
                                        receive $10.25 per Share in cash.
                                        Promptly after the Effective Time
                                        each record holder of Marietta will
                                        be mailed a transmittal letter (with
                                        instructions) to use in effecting the
                                        surrender and cancellation of each of
                                        their Share certificates in exchange
                                        for $10.25 per Share in cash. See
                                        "Special Factors - Payment For
                                        Shares."  NO SHAREHOLDER SHOULD
                                        SURRENDER ANY CERTIFICATE FOR SHARES
                                        WITH THE PROXY.

CERTAIN EFFECTS OF THE MERGER.........  As a result of the Merger, Parent will acquire the entire equity
                                        interest in the Company. Therefore,
                                        following the Merger the present
                                        holders of Shares (other than Parent
                                        and its affiliates) will no longer
                                        have an equity interest in the
                                        Company and will no longer share in
                                        future earnings or losses and growth,
                                        if any, of the Company, the risks
                                        associated with the continuing
                                        operations of the Company, or the
                                        potential to realize greater value
                                        for their Shares through
                                        divestitures, strategic acquisitions
                                        or other corporate opportunities that
                                        may be pursued by the Company in the
                                        future. Instead, each such holder of
                                        Shares will have the right to receive
                                        the Per Share Price for each Share
                                        held or to seek dissenters' rights as
                                        described herein. See "Rights of
                                        Dissenting Shareholders." After the
                                        Effective Time Shares will no longer
                                        be listed or traded through NASDAQ
                                        and the registration of Shares under
                                        the Securities Exchange Act of 1934
                                        will be terminated.

CERTAIN INCOME TAX CONSEQUENCES.......  As a result of the Merger, each shareholder (other than Parent and
                                        its affiliates) of Marietta will
                                        recognize taxable gain or loss for
                                        federal income tax purposes equal to
                                        the difference between such
                                        shareholder's adjusted tax basis in
                                        his Shares and the cash received as a
                                        result of the Merger. EACH
                                        SHAREHOLDER SHOULD CONSULT HIS/HER
                                        TAX ADVISOR WITH RESPECT TO THE TAX
                                        CONSEQUENCES OF THE TRANSACTION. See
                                        "Special Factors - Certain Federal
                                        Income Tax Consequences of the
                                        Merger."

ANTICIPATED ACCOUNTING TREATMENT......  As required by generally accepted accounting principles, the purchase
                                        method of accounting will be used by
                                        Parent to account for the Merger. See
                                        "Special Factors -Anticipated
                                        Accounting Treatment."

CONDITIONS TO THE MERGER..............  The obligations of Parent and Newco under the Merger Agreement are
                                        subject to the satisfaction or
                                        waiver, at or before the Closing, of
                                        certain conditions, including that
                                        (i) the number of Dissenting Shares,
                                        if any, with respect to

                                        which the holders thereof shall have
                                        properly demanded appraisal, the
                                        holders of which shall not have
                                        withdrawn such demand as of the
                                        Closing Date, shall not exceed ten
                                        percent (10%) of the issued and
                                        outstanding Shares entitled to vote
                                        thereon; (ii) the Merger Agreement
                                        and the transactions contemplated
                                        thereby shall have been approved and
                                        adopted by the holders of sixty-six
                                        and two-thirds percent (66 2/3%) of
                                        the issued and outstanding Shares;
                                        (iii) Parent shall have received from
                                        the Company an audited balance sheet,
                                        dated as of September 30, 1995,
                                        showing that the Company has (a) at
                                        least $27,750,000 in net current
                                        assets less an amount, not to exceed
                                        $100,000, equal to the out-of-pocket
                                        expenses incurred in connection with
                                        the completion of a physical
                                        inventory (see "Certain Terms of the
                                        Merger Agreement - Conditions to the
                                        Merger"), and (b) inventory recorded
                                        on the books and records of the
                                        Company in accordance with GAAP of
                                        not more than $14,150,000; and (iv)
                                        Parent shall have secured the
                                        financing necessary to consummate the
                                        Merger. As of September 30, 1995, the
                                        conditions relating to the Company's
                                        net current assets and inventory,
                                        described in clause (iii) above, have
                                        been satisfied. Although Parent has
                                        provided the Company with commitment
                                        letters from financial institutions
                                        with respect to such financing, there
                                        can be no assurance that Parent will
                                        be able to secure the financing
                                        necessary to consummate the Merger.
                                        Mr. Florescue has advised the Company
                                        that he is pursuing financing on more
                                        favorable terms then those set forth
                                        in the commitment letters from
                                        financial institutions provided to
                                        Marietta at the time of the execution
                                        of the Merger Agreement, on August
                                        26, 1995. See "Special Factors
                                        -Source and Amount of Funds".

                                        The obligations of the Company under
                                        the Merger Agreement are subject to
                                        the satisfaction or waiver, at or
                                        before the Closing, of certain
                                        conditions, including, without
                                        limitation, that, (i) the Company
                                        shall have received from Goldman
                                        Sachs a favorable opinion as to the
                                        fairness of the Per Share Price to be
                                        received by the shareholders (other
                                        than Parent and its affiliates) in
                                        the Merger; and (ii) the Merger
                                        Agreement and the transactions
                                        contemplated thereby shall have been
                                        approved and adopted by holders of
                                        sixty-six and two-thirds percent (66
                                        2/3%) of the issued and outstanding
                                        Shares.  A copy of such opinion is
                                        attached hereto as Annex III.  See
                                        "Certain Terms of the Merger
                                        Agreement - Conditions to the Merger."

TERMINATION OF THE MERGER AGREEMENT...  The Merger Agreement may be
                                        terminated and the Merger abandoned
                                        at any time before the Effective Time
                                        (i) by mutual consent of Parent and
                                        the Company; (ii) by Parent or the
                                        Company (a) if any governmental
                                        authority shall have enacted, issued,
                                        promulgated, enforced or entered any
                                        law or judgment which has the effect
                                        of prohibiting consummation of the
                                        Merger, (b) if the Board fails
                                        to

                                        recommend the Merger to the
                                        shareholders or recommends an offer
                                        which it believes is a superior offer
                                        rather than recommending shareholder
                                        approval and adoption of the Merger,
                                        or the shareholders fail to approve
                                        and adopt the Merger at the Meeting,
                                        or (c) if, without fault on the part
                                        of the terminating party, the Merger
                                        does not occur prior to January 31,
                                        1996, unless this Proxy Statement has
                                        not been mailed prior to January 11,
                                        1995, in which case such date shall
                                        be extended to a date twenty days
                                        from the date this Proxy Statement is
                                        mailed to shareholders but not later
                                        than February 15, 1996; (iii) by
                                        Parent, if any of the conditions to
                                        Parent's obligations have not been
                                        met within five days of approval and
                                        adoption of the Merger Agreement or
                                        any time prior thereto any such
                                        condition becomes incapable of being
                                        met; or (iv) by the Company, if any
                                        of the conditions to the Company's
                                        obligations have not been met within
                                        five days of approval and adoption of
                                        the Merger Agreement or any time
                                        prior thereto any such condition
                                        becomes incapable of being met. See
                                        "Certain Terms of the Merger
                                        Agreement - Termination of the Merger
                                        Agreement."

EFFECTS OF TERMINATION OF THE MERGER
 AGREEMENT...........................   A fee of $1,250,000 is payable to
                                        Parent if the Merger Agreement is
                                        terminated because the Board fails to
                                        recommend approval and adoption of
                                        the Merger to shareholders, the Board
                                        recommends to shareholders an offer
                                        which it believes is a superior offer
                                        rather than recommending shareholder
                                        approval and adoption of the Merger,
                                        or the Company fails to obtain a
                                        favorable opinion from Goldman Sachs
                                        as to the fairness of the Per Share
                                        Price to be received by the
                                        shareholders (other than Parent and
                                        its affiliates) in the Merger.  A
                                        copy of such opinion is attached
                                        hereto as Annex III. A fee of
                                        $600,000 is payable to Parent if the
                                        Merger Agreement is terminated
                                        because the Company breaches certain
                                        of its representations in the Merger
                                        Agreement, the Company does not meet
                                        certain specified levels of net
                                        current assets (such levels have been
                                        achieved), holders of more than 10%
                                        of the issued and outstanding Shares
                                        exercise their appraisal rights under
                                        the BCL, or shareholders fail to
                                        approve and adopt the Merger. A fee
                                        of $250,000 is payable to Parent in
                                        certain other limited circumstances.
                                        In no event shall the Company be
                                        obligated to pay more than one of the
                                        aforementioned fees. See "Certain
                                        Terms of the Merger Agreement -
                                        Effect of Termination of the Merger
                                        Agreement."

MARKET PRICES.........................  Marietta Stock is traded on the
                                        Nasdaq National Market System (the
                                        "NASDAQ") under the symbol "MRTA." On
                                        August 25, 1995, the last trading day
                                        prior to the announcement by the
                                        Company that it had executed the
                                        Merger Agreement, the closing per
                                        share sales price of Shares as
                                        reported on the NASDAQ was $9.00. See
                                        "Market Prices of Shares."

OTHER MATTERS.........................  At the date of this Proxy Statement, the Board does not know of any
                                        business to be presented at the
                                        Meeting other than as set forth in
                                        the notice accompanying this Proxy
                                        Statement. If any other matters
                                        should properly come before the
                                        Meeting, it is intended that Shares
                                        represented by Proxies at the Meeting
                                        will be voted with respect to such
                                        matters in accordance with the
                                        judgment of the persons voting such
                                        Proxies.

                SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

  The selected consolidated financial data presented below for, and as of the end of, each of the fiscal years in the five-year period ended September 30, 1995 have been derived from the audited Consolidated Financial Statements of the Company. Set forth below is certain Selected Financial Data for the Company:

                                                                        FISCAL YEARS ENDING IN:
                                            -------------   ----------     ---------      -------------      -------------
                                            September 30,   October 1,     October 2,     September 26,      September 28,
                                                1995           1994           1993            1992               1991
                                            -------------   ----------     ---------      -------------      -------------
                                                            (In Thousand of Dollars Except Per Share Amounts)
INCOME STATEMENT DATA
Net sales                                     $ 72,407       $ 68,231       $  65,845        $ 69,111        $ 58,080

Gross profit                                    16,649         19,129          17,588          17,920          12,129

Income (loss) before extraordinary
 item or change in accounting principle              5          2,282           1,443           2,115          (1,954)

Extraordinary item (1991) or change in
 accounting principle (1994)                         -            337               -               -             724

Net income (loss)                                    5          2,618           1,443           2,115          (1,230)

Per Share Data:

Income (loss) before extraordinary item
 or change in accounting principle                   0           0.64            0.40            0.59           (0.54)

Extraordinary item (1991) or change in
 accounting principle (1994)                         -           0.09               -               -            0.20

Net income (loss)                                    0           0.73            0.40            0.59           (0.34)

Weight average shares outstanding and
common share equivalents
(in thousands of shares)                         3,610          3,586           3,572           3,570           3,609

Book Value per Share                             13.10          13.06           12.36           12.08           11.62

Ratio of earnings to fixed charges                 .85            5.00           2.40            1.79             .29

BALANCE SHEET DATA

Working capital                               $ 23,622       $ 25,142       $  24,714        $ 23,264        $ 22,225

Total assets                                    64,131         61,836          58,661          59,477          58,153

Long-term debt                                   6,514          6,851           7,213           8,548          10,778

Convertible subordinated notes                     278            274             269             265             261

Shareholder's equity                            46,498         46,275          43,301          42,238          40,584

Cash dividends per common share                   NONE          NONE             NONE            NONE            NONE

This data should be read in conjunction with the consolidated financial statements and related notes and the report of independent public accountants included in Marietta's Annual Report on Form 10-K for the fiscal year ended September 30, 1995, which accompanies this Proxy Statement.

                                SPECIAL FACTORS

GENERAL DESCRIPTION

  The Merger Agreement provides that, at the Effective Time, Newco will merge with and into Marietta with Marietta being the Surviving Corporation and becoming a wholly-owned subsidiary of Parent. The Surviving Corporation will possess all of the assets and liabilities of Marietta at the Effective Time. In the Merger, the holders of Shares (other than Parent and its affiliates and holders who exercise their dissenters' rights) will receive $10.25 per Share in cash.

BACKGROUND OF THE MERGER

  Mr. Florescue commenced acquiring Shares in February 1994. On October 3, 1994, Mr. Florescue filed a Schedule 13D with the SEC indicating that as of such date he beneficially owned an aggregate of 186,165 Shares, representing approximately 5.2% of the then issued and outstanding Shares. The report stated that Mr. Florescue had purchased such Shares for investment purposes.

  On May 20, 1994, at the request of Mr. Florescue, Philip Shager, Treasurer and Chief Accounting Officer of the Company, met with Mr. Florescue to discuss the Company and its recent financial performance. Such recent performance had been disclosed by the Company in its quarterly report on Form 10-Q for the period ended April 2, 1994. The meeting was requested by Mr. Florescue for informational purposes.

  On September 9, 1994, at the request of Mr. Florescue, Chesterfield F. Seibert, Sr., then Chairman of the Board and Chief Executive Officer of the Company, and Mr. Shager met with Mr. Florescue to discuss the Company's (i) financial performance for the first nine months of the Company's fiscal year,
(ii) strategies for growth of the Company's business, and (iii) search for a new chief executive officer. The Company's financial performance had recently been disclosed by the Company in its quarterly report on Form 10-Q for the period ended July 2, 1994. Subsequent to the September 9, 1994 meeting, during the first quarter of fiscal 1995, Mr. Florescue contacted Mr. Seibert and requested that the Board include representatives of the Company's substantial shareholders. Mr. Seibert suggested that Mr. Florescue make such request formally in a letter to the Board. Mr. Florescue did not make such a written request.

  On January 17, 1995, prior to the announcement of the Dickstein Proposal (as defined below), Mr. Florescue met with Stephen D. Tannen, who had been recently elected President and Chief Executive officer of the Company. Mr. Florescue requested this meeting principally to become acquainted with Mr. Tannen and to learn his future plans for the Company. At this meeting, Mr. Tannen and Mr. Florescue also discussed the Company's weak stock performance. Mr. Florescue suggested that the weak stock performance may be related to outstanding litigation arising from the purchase by Marietta of Marietta American in 1989 and certain unresolved issues related to John S. Nadolski, the former chief executive officer of the Company. Mr. Florescue indicated to Mr. Tannen that he might be interested in increasing his equity ownership pursuant to a privately negotiated purchase of Shares from the Company if such a transaction was in connection with a resolution of the issues relating to Marietta American and Mr. Nadolski.

  On January 17, 1995, Dickstein Partners, Inc. ("Dickstein"), made an unsolicited conditional proposal to acquire by means of a cash merger, all outstanding Shares at a price of $11 per Share (the "Dickstein Proposal"). Prior to January 17, 1995, the Company had no discussions with Dickstein. On January 20, 1995, Dickstein filed a Schedule 13D with the SEC, stating that it would pursue the Dickstein Proposal. Dickstein's Schedule 13D stated that Dickstein beneficially owned an aggregate of 526,000 Shares, representing approximately 14.6% of the then outstanding Shares and that on January 19, 1995, Dickstein had filed preliminary proxy materials with the SEC indicating Dickstein's intention, at the Company's 1995 annual meeting of shareholders, to propose a slate of its own directors. The Schedule 13D also stated that the nominees of Dickstein "would be committed to a program of offering the Company for sale, and selling the Company, to the buyer who is willing to pay the highest price, so long as the price is at least $11 per share."

  On January 23, 1995, at the request of Mr. Florescue, Mr. Tannen and legal counsel to the Company met with Mr. Florescue and legal counsel to Mr. Florescue. At this meeting the Dickstein Proposal was discussed. Mr. Florescue indicated that his prime objective was the enhancement of shareholder value. Mr. Florescue discussed the alternatives he believed were available to the Company including the possibility of the Company pursuing a recapitalization plan in response to the

Dickstein Proposal. In connection with such alternatives, Mr. Florescue again offered to provide assistance to the Company, financial or otherwise. Mr. Florescue emphasized at this meeting that it was his belief that the Company must propose an alternative transaction to the shareholders, in response to the Dickstein Proposal. Mr. Tannen informed Mr. Florescue that the Company had not had an opportunity to study fully the Dickstein Proposal and that the Company would respond at an appropriate time. Mr. Tannen also stated that the Company would consider Mr. Florescue's suggestion. Mr. Florescue has advised the Company that following this meeting he reviewed his alternatives in light of the Dickstein Proposal. Such alternatives included supporting the Dickstein Proposal, supporting the Board, proposing his own slate of directors, and formulating his own proposal to acquire the Company.

  Following the announcement of the Dickstein Proposal, the Board determined to retain the services of a financial advisor. After interviewing four nationally regarded investment advisors, at a meeting held on January 25, 1995, the Board authorized the exclusive engagement of Goldman Sachs to assist the Company in reviewing financial alternatives available to the Company. The Board also designated Thomas D. Walsh, a non-management director of the Company, to work on behalf of the Board with Goldman Sachs and assist management, as necessary, in any related matters that came to the attention of the Company. Mr. Walsh was compensated for these services at the rate of $1,000 per day for each day that he rendered services to the Company.

  In February 1995, the Company filed its quarterly report on Form 10-Q for the first quarter of its 1995 fiscal year. In such report the Company stated that it was "undertaking significant capital improvements" and that "projects approved to date total approximately $3,610,000." Such improvements were being made primarily to finance the expansion of the Company's warehouse facility in Olive Branch, Mississippi, to upgrade the Company's bottling equipment and to upgrade the Company's soap manufacturing equipment.

  On March 7, 1995, Mr. Florescue sent a letter to Mr. Tannen, reiterating that his prime objective was the enhancement of shareholder value. The letter expressed concern with the Company's (i) failure as of such date to respond to the Dickstein Proposal, (ii) intention to make significant capital and other expenditures in fiscal 1995 (as disclosed in the Company's quarterly report on Form 10-Q for the period ended December 31, 1994), which amount was approximately twice the level of the prior year's amount, and (iii) agreement retaining Goldman Sachs as the Company's financial advisor. In particular Mr. Florescue stated that "[t]he Company appears to continue to be operated without recognition of the important issues now facing it and without regard to the impact of decisions on shareholders." Mr. Florescue further stated that "[t]he commitment for these capital expenditures have been made notwithstanding the fact the Company has performed poorly and continues to lag in sales and earnings. It is difficult to understand how doubling capital expenditures is prudent or justified or benefits shareholders at this time. In addition, the Company hired Goldman, Sachs & Co. and agreed to pay it a minimum of $1.5 million. . . . Taken together these actions could lead one to conclude that the
Company's Board of Directors is insensitive to the interests of shareholders and is merely taking steps to reduce the Company's attractiveness and financial options, to the detriment of shareholders." In such letter Mr. Florescue requested that the Company expand its Board to include representatives of the Company's substantial shareholders. Mr. Florescue's letter stated that "[g]iven the recent conduct of the Board of Directors and its lack of an ownership interest in the Company, I believe it is apparent that this Board is unable or unwilling to deal with the Dickstein Proposal or other alternatives in a manner which will enhance shareholder value. I therefore demand that the Company immediately expand the Board of Directors to include representatives of substantial equity owners so that the Board, as reconstituted, can consider the important issues facing the Company from the shareholders' perspective."

  On March 13, 1995, the Company, after consultation with its legal and financial advisors, announced that the Board had unanimously rejected the Dickstein Proposal as inadequate and not in the best interests of the Company and its shareholders. In light of the fact that such unsolicited proposal was subject to financing and due diligence conditions, as well as the negotiation of definitive agreements, the Board could not conclude that the Dickstein Proposal was a bona fide offer. In addition, the Board was not prepared to accept any offers for the purchase of the Company without exploring a sale process which it believed would result in the shareholders receiving the highest price for their Shares. After its rejection of the Dickstein Proposal, the Board instructed management, together with its financial and legal advisors, to explore possible financial alternatives available to the Company, including, among others, a merger, an acquisition or disposition of assets or securities, a recapitalization or other form of business combination.

  In order to carry out the Board's instructions, management, together with its financial and legal advisors, compiled documentation relating to the Company and identified parties that might be interested in acquiring the Company or entering into a transaction with the Company. In connection with this process, contact was made with over 100 parties. Such parties included potential strategic and financial purchasers in addition to parties who could provide the financing necessary to finance a recapitalization of the Company. Over 50 of the parties contacted requested and received information regarding the Company and 41 of the parties contacted, including Mr. Florescue and Dickstein, executed confidentiality agreements. A number of parties, including Mr. Florescue and Dickstein, inspected the Company's books and records and visited its facilities and met with members of senior management. Senior officers of the Company accompanied parties on inspections of the Company's Cortland New York, Olive Branch, Mississippi and Canadian facilities. In addition, parties were invited to the offices of the Company's legal counsel to conduct due diligence with respect to the Company.

  The foregoing process produced two conditional offers to acquire all Shares, one from Dickstein at $11.00 per Share in cash (the "Second Dickstein Proposal"), and the other from Florescue Family Corporation ("FFC"), a corporation controlled by Mr. Florescue, at $12.30 per Share in cash (the "Florescue Proposal"). The Second Dickstein Proposal was subject to various conditions, including (i) the securing of financing to fund the proposed acquisition, and (ii) the Company producing operating income of not less than
(x) $775,000 during the Company's third 1995 fiscal quarter and (y) $1,975,000 during the Company's third and fourth 1995 fiscal quarters. In addition, the Second Dickstein Proposal provided for a breakup fee payable to Dickstein in the amount of $3.5 million if Dickstein terminated such agreement for certain specified reasons, including the Company's failure to attain the above-specified levels of operating income or the election by holders of more than 10% of the outstanding Shares to exercise their dissenters' rights pursuant to applicable state law. (Dickstein subsequently offered to reduce such fee to $1.75 million). The Florescue Proposal was subject to various conditions, including the securing of financing to fund the proposed acquisition and completion of its due diligence review of the Company. Mr. Florescue indicated that FFC would expect to receive "fair remuneration", in the form of a breakup fee, from the Company if the Board subsequently withdrew its support for the Florescue Proposal.

  In addition to the Second Dickstein Proposal and the Florescue Proposal, proposals from three other parties were received that expressed an interest in entering into a transaction with the Company. One party proposed making an equity investment of an unspecified amount. Such party indicated that its investment would value the Shares in a range of between $8.00 and $9.00 per Share. Such party proposed that the investment would be used by the Company to fund growth opportunities. The Company rejected this offer because such party was unwilling to raise the value of its offer above $9.00 per Share. Another party proposed acquiring certain assets of the Company's custom packaging business for $8.8 million. The proposed purchased price was conditioned upon an audit of the Company, confirmation that the value of the inventory and work in process was at least $3 million, verification of the condition of the equipment, the transferability and profitability of ongoing customer contracts, and current backlog data. Such offer was rejected because the Board believed that such proposal would not maximize shareholder value and would impair the value of the Company's ongoing operations. The third proposal received by the Company was made by Valley Products Company ("Valley Products"). In its proposal Valley Products proposed purchasing or leasing Marietta's soap manufacturing facility. This offer was also rejected because the Board believed that such proposal would not maximize shareholder value and would impair the value of the Company's ongoing operations. In addition, the Board was concerned that the sale of the soap manufacturing facility would require the Company to buy its soap products on the open market which might increase its costs. The Company's exploration of financial alternatives did not produce any acquisition opportunities for the Company.

  As part of the process to maximize shareholder value, the Company received an indication from a banking institution of preliminary interest in, for a due diligence fee, exploring a debt financing with the Company, in an amount to be agreed upon. Such financing was for the purpose of enabling the Company to declare a special dividend to all shareholders or finance a self tender by the Company of some of its outstanding Shares. The Board did not pursue this alternative because it believed that it would not be in the best interest of shareholders to declare a special dividend or conduct a self-tender for its Shares. The Board believed that the financing of such alternatives would require the Company to incur significant indebtedness at a time when it was experiencing financial and operating uncertainty. Further, the Board was concerned that a special dividend or self-tender would adversely affect the market liquidity of Shares and could limit institutional research coverage of the Company. In addition, the Board believed that it was unlikely that financing for such alternatives could be secured. The Board believed that a sale of the Company was the alternative that would maximize shareholder value and determined to pursue to sale process to its conclusion before considering a special dividend, self-tender or any other financial alternative. For a description of certain analyses that were performed by the Company's financial advisor and presented to the Board, see "Opinion of Marietta's Financial Advisor - (V) Leveraged Buyout Analysis."

  On June 22, 1995, the Board met to discuss the Second Dickstein Proposal and the Florescue Proposal. At such meeting the Board determined that based upon the various conditions contained in each proposal, accepting either proposal would create an obligation of the Company to sell itself to a purchaser without concurrently obligating the purchaser to consummate such purchase. Such belief was based upon the Board's concern that both proposals contained a number of conditions (the satisfaction of some of which conditions were in the purchaser's sole discretion) that might not be satisfied, thus permitting the purchaser, to terminate its offer without liability to the Company.

  With respect to the Second Dickstein Proposal, the Board was particularly concerned that Dickstein had not provided adequate assurance of its ability to finance the acquisition. Moreover, the Board believed that if the Company accepted the Second Dickstein Proposal, the failure by the Company to achieve the specified levels of operating income during the Company's third and fourth 1995 fiscal quarters would have resulted in an obligation by the Company to pay a substantial breakup fee to Dickstein and, if the agreement were so terminated for this reason, it would have an adverse impact on the value of the Shares and on the process of maximizing shareholder value. Based upon the Company's most recent projections for the third quarter, the Board was concerned about the Company's ability to achieve the required levels of operating income. In fact, the Company did not achieve such levels of operating income.

  With respect to the Florescue Proposal, the Board believed that Mr. Florescue had also not provided adequate assurance of his ability to finance the acquisition of the Company and that the due diligence condition contained in such proposal was not appropriate. The Board believed that Mr. Florescue had been given adequate time and access to the Company to conduct due diligence. The Board believed that the due diligence condition would allow Mr. Florescue to terminate his offer at any time and, if the agreement were so terminated for this reason, it would have an adverse impact on the value of the Shares and on the process of maximizing shareholder value. Accordingly, the Board was unwilling to execute a merger agreement (i) without adequate assurance that Mr. Florescue could obtain the required financing to complete the transaction, and
(ii) without removal of the due diligence condition that would permit Mr. Florescue to terminate the merger agreement in his sole discretion. In addition, in light of the Company's most recent projections, the Company was concerned about Mr. Florescue's ability to obtain financing for a purchase that valued the Shares at $12.30.

  Despite these reservations the Company authorized its representatives to continue discussions with Dickstein and Mr. Florescue to determine if more reasonable terms could be agreed to which in the Board's opinion would be in the best interests of all shareholders. The Board further determined that it would recommend to shareholders that the highest offer containing reasonable conditions be accepted, provided that such offer was at least $11.00 per Share in cash for all Shares and that the bidder demonstrate to the Board that it had the financial ability to complete the transaction.

  On July 31, 1995, Dickstein further amended its Schedule 13D filed with the SEC, in which Dickstein stated that it was withdrawing the Second Dickstein Proposal and proposed that Marietta acquire up to 2,000,000 Shares through a self-tender (the "Self-Tender Proposal"). Dickstein indicated that in such self-tender it would not tender any of its Shares, thereby increasing Dickstein's ownership of the Company through a transaction financed by the Company. Although the Board did not ascribe a specific aggregate value to the Self-Tender Proposal, it did consider the Company's uncertain operating and financial prospects, in light of which, the Board did not deem it prudent to cause the Company to incur significant amounts of indebtedness that might weaken the Company's financial condition in order to effect the Self-Tender Proposal. The Board also was unwilling to support a transaction that might have resulted in Dickstein obtaining control of the Company without acquiring all of the Shares. Further, the Board was concerned that the Self-Tender Proposal would adversely affect the market liquidity of the Shares and could limit institutional research coverage of the Company. In addition, Dickstein also stated that it expected its expenses to be reimbursed by the Company. The Board believed these expenses would be significant and was unwilling to reimburse Dickstein for such expenses.

  On August 1, 1995, the Board reviewed with its advisors the progress of the ongoing process. At such time the Board once again determined to pursue the sale process to its conclusion. The Board also determined that if by September 30, 1995, no agreement for the sale of the Company had been entered into, the Board would suspend efforts to seek a buyer for the Company and would, thereafter, concentrate the Company's resources on its operations and on improving its core businesses and financial results. The Board also determined that it would continue to evaluate other potential financial alternatives.

  On August 3, 1995, the Company announced its financial results for the third fiscal quarter. Net sales for the third quarter, as compared to the third quarter of the Company's prior fiscal year, had declined 1.2% and the Company's net loss for the third quarter was $457,124 ($0.13 per Share) as compared to net income of $785,574 ($0.22 per Share) in the third quarter of fiscal 1994. The Company indicated that the third quarter of fiscal 1995 was negatively affected by approximately $652,000 in legal and professional fees incurred primarily in connection with the matters relating to the Dickstein Proposal. Other significant factors contributing to the results for the third quarter were higher than anticipated materials costs. The Company also announced increased prices effective August 15, 1995, to offset the higher materials costs and stated that it expected that capital expenditures made by the Company during fiscal 1995 would result in improved productivity and efficiency at its soap manufacturing facility.

  On August 4, 1995, the Board again reviewed with its advisors the progress of the ongoing process. It was noted that although Mr. Florescue's offer to purchase the Company had expired, Mr. Florescue had expressed continued interest in acquiring the Company. The Board authorized its representatives to continue negotiations with Mr. Florescue to determine if an agreement to purchase the Company could be reached on terms acceptable to the Board. The Board was also advised that Mr. Florescue had requested representation on the Board. The Board believed that in light of Mr. Florescue's significant investment in the Company it was appropriate to offer Mr. Florescue representation on the Board. Accordingly, the Board determined to offer Mr. Florescue the opportunity to propose two nominees (acceptable to the Board) to an expanded Board comprised of nine members.

  On August 8, 1995, it was reported at a meeting of the Board that Mr. Florescue had accepted the Board's offer to propose two nominees to the Company's Board. At such meeting, the Board agreed to nominate Mr. Florescue and Charles

W. Miersch, two nominees designated by Mr. Florescue, for election to the Board at the Company's 1995 Annual Meeting of Shareholders scheduled to be held on August 31, 1995. Mr. Florescue at the same time agreed to vote all Shares beneficially owned by him in favor of the Board's nominees.

  During the period from August 8, 1995 through August 26, 1995, Mr. Florescue continued to conduct a due diligence review of the Company. In particular, the Company provided specific information requested by Mr. Florescue and his representatives concerning the Company's third quarter results and the Company's projections for the fourth quarter. In addition, during such period representatives of the Company and Mr. Florescue were negotiating the terms of the Merger Agreement. Among other matters, the parties negotiated the representations, warranties, covenants and agreements to be made by the Company in the Merger Agreement, termination fees to be payable by the Company in the event the Merger was not consummated for certain specified reasons, conditions to the parties' respective obligations under the Merger Agreement, the rights and obligations of the Company in the event a third party made or indicated its interest in making an offer to acquire the Company, and matters relating to employee benefits. The parties did not begin discussions of the price per Share to be paid by Mr. Florescue until August 21, 1995.

  On August 14, 1995, the Company distributed its proxy statement to the Company's shareholders. On August 15, 1995, Dickstein distributed a proxy statement to the Company's shareholders, setting forth his own slate of nominees for election as directors of the Company, who, if elected, indicated that they were committed to seeking to implement the Self-Tender Proposal.

  On August 21, 1995, Mr. Florescue offered $10.00 per Share in cash. Mr. Florescue stated that in light of the Company's financial results for the third fiscal quarter he was unwilling to resubmit an offer of $12.30 per Share. On August 23, 1995, the Board was advised on the status of negotiations and the material issues on which the Company and Mr. Florescue were not in agreement. It was decided that representatives of the Company should continue discussions with Mr. Florescue with a view toward entering into the Merger Agreement. On August 24, 1995 and August 25, 1995, representatives of the Company and Mr. Florescue negotiated a resolution of all issues on which the parties were not in agreement. During such negotiations, Mr. Florescue increased his offer to $10.25 per Share in cash. The Board was advised at a meeting held on August 25, 1995 on the status of the negotiations. Such meeting was adjourned, however, without any action being taken by the Board because Mr. Florescue had not yet provided the Board with commitment letters from financial institutions with respect to the financing necessary to consummate the Merger.

  On August 26, 1995, the August 25, 1995 meeting was reconvened. Earlier that day, Mr. Florescue provided the Company with commitment letters from Foothill Capital Corporation ("Foothill Capital") and Siena Capital Partners, L.P. ("Siena Capital") to provide $35.5 million of financing necessary to complete the transaction. See "Source and Amount of Funds." Such commitment letters were subject, among other things, to satisfactory completion by such lenders of their due diligence, approval by the credit committees of such lenders (including whether to require participants for up to $10 million of such financing) and execution of definitive agreements. Pursuant to such commitment letters, an additional equity investment by Mr. Florescue of approximately $4.5 million was required, and this equity investment was guaranteed by FFC. The Board was informed by its financial and legal advisors as to the terms of the agreement reached by the parties and that Mr. Florescue's final offer was $10.25 per Share in cash. Thereafter, the Board carefully considered the terms of the Merger and, relying on the factors listed below under "Marietta's Reasons for The Merger; Recommendation of Marietta's Board of Directors," voted unanimously to approve the Merger Agreement.

  In a separate agreement, dated August 26, 1995, relating to Mr. Florescue's joining the Board, Mr. Florescue and his affiliates agreed not to increase their ownership of Shares above 14.99% or to commence a tender offer, proxy contest or other similar action, unless consented to by the Board. Such agreement has a term of two years, subject to earlier termination in certain cases.

  On August 27, 1995, the Company announced that it had signed the Merger Agreement.

  On August 29, 1995, Dickstein further amended its Schedule 13D stating that on August 28, 1995 and August 29, 1995 Dickstein and its affiliates had sold 306,000 Shares. On August 30, 1995, Dickstein again amended its Schedule 13D stating that on August 30, 1995 it and its affiliates had sold an additional 61,500 Shares. These sales reduced Dickstein's stake in the Company from approximately 14% to less than 5%. On August 30, 1995, Dickstein announced that, in light of the Merger Agreement, it was withdrawing its slate of nominees for consideration by the Company's shareholders.

  At the Company's 1995 Annual Meeting of Shareholders held on August 31, 1995, the Board's nominees, including Mr. Florescue and Mr. Miersch, were elected to serve as directors of the Company.

  Pursuant to an amendment to the Merger Agreement agreed to by Parent, Newco and the Company on November 30, 1995, the termination date of the Merger Agreement was extended from December 31, 1995 to February 15, 1996.

MARIETTA'S REASONS FOR THE MERGER; RECOMMENDATION OF MARIETTA'S BOARD OF
DIRECTORS

  At its August 26, 1995 meeting, the Board, a majority of whose members are outside directors who are not affiliates of Mr. Florescue, unanimously determined that the Merger Agreement was fair to the shareholders of the Company and recommended that such shareholders accept the terms of the Merger and approve and adopt the Merger Agreement.

  The decision by the Board to enter into the Merger Agreement reflected, in part, an assessment of the risks and potential benefits of other strategic and financial alternatives available to the Company as compared with the risks and benefits of a transaction that would offer all shareholders of the Company (other than Parent and its affiliates) the opportunity to receive a premium over the market price for their Shares. In its deliberations, the Board considered a number of factors, including (i) the Board's knowledge of the business, operations, properties, assets, financial condition, operating results and prospects of the Company; (ii) the fact that the offer made by Parent resulted from an extensive, publicly announced sale process for the Company; and (iii) the terms of the Merger Agreement. The Board also believed that the sale process it conducted had allowed for the broadest possible exposure of the Company to potential buyers. As previously disclosed, contact was made with over 100 parties and the Company's management along with Goldman Sachs actively participated in facilitating the sale process. Strategic as well as financial buyers were contacted by Goldman Sachs. The Board noted that during the seven months of publicity concerning a potential transaction involving the Company prior to the execution of the Merger Agreement, no parties other than Parent and Dickstein expressed an interest in acquiring the entire Company. Further, even after the public announcement of the Merger, no third party indicated a bona fide interest with respect to a possible transaction involving the Company.

  The Board, in agreeing to $10.25 per Share in cash, considered that such price was less than had originally been offered for the Shares under both the Second Dickstein Proposal and the Florescue Proposal. However, the Board determined that in light of the Company's recent financial results and the extensive sales efforts, $10.25 represented a fair price for all shareholders. The Board considered, in particular, the premium which $10.25 in cash represented over the recent price performance of the Shares. Such amount is approximately 28% above the high bid for Shares on January 3, 1995, the day preceding the day on which Dickstein began purchasing Shares in connection with the Dickstein Proposal and approximately 12% above the high bid for Shares on August 25, 1995, the day preceding the day on which the Merger Agreement was approved by the Board.

  The Board believed that the Company's process of exploring financial alternatives yielded the best indication of the Company's value. Given the nature of the Company's assets and business, the Board did not believe that a liquidation of the Company, as opposed to a sale of all or part of the Company as a going concern, would result in shareholder value being maximized.

  The Board also considered (i) the fact that the price of $10.25 per Share will be paid in cash; and (ii) possible alternatives to the Merger, including continuing to operate the Company as an independent public company, initiating a self-tender, as well as the impact, short term and long term, of such alternatives on shareholder value, and determined that the offer made by Parent represented the alternative that would maximize shareholder value. With regard to the possible alternatives considered, the Board believed that it would not be in the best interest of the Company's shareholders to declare a special dividend or conduct a self-tender for its Shares since such alternatives would require the Company to incur significant indebtedness that might weaken the Company's financial position. In addition, in light of the Company's uncertain operating and financial prospects, the Board did not deem it advisable to cause the Company to incur significant debt. Further, the Board was concerned that a special dividend or self-tender would adversely affect the market liquidity of the Shares and could limit institutional reserach coverage of the Company. Accordingly, in view of the foregoing factors the Board concluded that there could be no assurance that the Company's shareholders would be able to realize any greater value for their Shares in any of the other transactions considered by the Board. See "Special Factors - Background of the Merger" and "
- Opinion of Marietta's Financial Advisor."

  In accepting a price of $10.25 per Share pursuant to the Merger Agreement the Board took note of the fact that such price was less than $12.80, the book value per Share at July 1, 1995, the date of the Company's most recent financial statements at the time the Merger Agreement was executed. The Company did not believe that the fact that book value per Share exceeded $10.25 was indicative of an impairment of the Company's assets or that the Company had failed to record additional liabilities. The Board believed, in light of the factors listed above, including the extensive, publicly announced sale process for the Company, the premium that $10.25 represented over the recent price performance of the Shares and the fact that $10.25 resulted from extensive negotiations between the Company and Mr. Florescue, that $10.25 was fair to the shareholders of the Company even though book value per Share exceeded $10.25. The Board believed that the other variables represented more relevant indications of the value of the Company than book value.

  In connection with the Board's consideration of the Merger Agreement, the Board considered the impact of the "no-solicitation" provision of the Merger Agreement on the Company's ability to negotiate with any third parties who desire to acquire the Company. Although the Merger Agreement prohibits the Company from, among other things, soliciting, encouraging or initiating third-party offers, or furnishing information or engaging in negotiations in connection therewith, the Company is permitted, under certain circumstances, to furnish information to, or participate in negotiations or discussions with, third parties who have made a bona fide proposal, and the Merger Agreement may be terminated by the
       ---- ----
Board in the event that an offer more favorable than Parent's offer is received from a third-party. See "Certain Terms of the Merger Agreement." In such event, the Company would be required to pay Parent a termination fee of $1,250,000. The Board concluded that the aggregate amount of such fee was less than 3.5% of the total value of the transaction, such fee was reasonable and not disproportionate to fees payable in comparable transactions of this nature. Further, the Board believed that such fee was not disproportionate to Parent's expenses and that such fee would not preclude a third-party from making an offer that was materially more favorable to the Company's shareholders.

  In view of the wide variety of factors considered by the Board in connection with its evaluation of the Merger and the Per Share Price, the Board did not find it practicable to quantify or otherwise attempt to assign relative weights to the specific factors considered in making its determination, nor did it evaluate whether such factors were of equal weight. As a general matter, the Board believed that the factors discussed above supported its decision to approve the Merger.

  After extensive deliberations and for the foregoing reasons, your Board approved the terms of the Merger and believes that the Merger Agreement is fair to, and in the best interests of, Marietta and its shareholders.

RECOMMENDATION OF PARENT AND NEWCO

  Parent and Newco have concluded, based on the factors listed above, that the $10.25 per Share cash consideration proposed to be paid to shareholders in the Merger is fair to shareholders from a financial point of view. Parent and Newco did not attach relative weights to the specific factors considered in reaching such conclusion as to fairness. Furthermore, in reaching such conclusion, in addition to the foregoing factors, the negotiations conducted by Parent with the Company were also considered in Parent's decision to increase the price to be paid in the Merger to $10.25 per Share.

OPINION OF MARIETTA'S FINANCIAL ADVISOR

  The Board retained Goldman Sachs as the Company's exclusive financial advisor. The Board selected Goldman Sachs based on its substantial experience in mergers and acquisitions and in securities valuation generally. The Board believed that it was not necessary to retain an independent advisor to act solely on behalf of unaffiliated shareholders. The Board based its decision on the fact that at all relevant times prior to and after the execution of the Merger Agreement a majority of the Board was composed of outside directors who were not affiliates of Mr. Florescue, and that no director (other than Mr. Florescue) owned in excess of 2% of the issued and outstanding Shares.

  Goldman Sachs assisted the Company in its exploration of financial alternatives, including having contact with over 100 parties.

  Goldman Sachs has delivered to the Board its written opinion, dated the date of this Proxy Statement, to the effect that, as of such date and based on various considerations and assumptions, $10.25 per Share in cash is fair to the holders of Shares (other than Parent and its affiliates). In its opinion Goldman Sachs noted that consummation of the Merger is subject to certain conditions, including the securing by Parent of financing necessary to consummate the Merger. The full text of Goldman Sachs' written opinion, which sets forth the assumptions made, procedures followed, matters considered and limits of its review, is attached hereto as Annex III and is incorporated by reference herein. HOLDERS OF SHARES ARE URGED TO AND SHOULD READ SUCH OPINION IN ITS ENTIRETY.

  In connection with its written opinion, Goldman Sachs reviewed, among other things, the Merger Agreement; this Proxy Statement; Annual Reports to shareholders of the Company for the five fiscal years ended October 1, 1994; Annual Reports on Form 10-K of the Company for the five fiscal years ended October 1, 1994; the Company's financial statements for the year ended September 30, 1995; certain interim reports to shareholders and Quarterly Reports on Form 10-Q of the Company; certain other communications from the Company to its shareholders; and certain internal financial analyses and forecasts for the Company prepared by its management. In addition, Goldman Sachs reviewed the reported price and trading activity for Shares, compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the specialty packaging industry specifically and in other industries generally and performed such other studies and analyses as Goldman Sachs considered appropriate.

  Goldman Sachs relied without independent verification upon the accuracy and completeness of all the financial and other information reviewed by it for the purposes of its opinion. In addition, Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities of the Company or any of its subsidiaries nor has Goldman Sachs been furnished with any such evaluation or appraisal.

  The following is a summary of certain of the financial analysis reviewed by Goldman Sachs with the Board on November 27, 1995 and used by it in connection with its written opinion, dated as of the date of this Proxy Statement.

   (I) Analysis of the Per Share Price. Goldman Sachs prepared a financial
       -------------------------------
   analysis of the Merger and calculated the aggregate consideration and various financial multiples based upon the cash consideration of $10.25 per Share, using historical results for the Company's fiscal year 1995 and management projections for the Company's fiscal years 1996 and 1997. The multiples of levered aggregate consideration (aggregate consideration plus debt less cash) were as follows: (i) sales - 0.5x, 0.4x and 0.4x, for fiscal years 1995, 1996 and 1997, respectively; (ii) earnings before interest, taxes, depreciation and amortization ("EBITDA") - 7.7x, 4.0x and 3.7x for fiscal years 1995, 1996 and 1997, respectively; (iii) earnings before interest and taxes ("EBIT") - 29.2x, 6.9x and 6.2x for fiscal years 1995, 1996 and 1997, respectively; (iv) earnings per share ("EPS") - 39.4x, 11.1x and 10.0x for fiscal years 1995, 1996 and 1997, respectively. For purposes of the foregoing analysis, the multiples for EBITDA, EBIT, and EPS relating to fiscal years 1995 and 1996 exclude certain extraordinary expenses related to the actions taken by the Company in response to the Dickstein Proposal.

   In addition, Goldman Sachs analyzed the consideration to be received by shareholders (other than Parent and its affiliates) pursuant to the Merger Agreement in relation to the recent price of such Shares. Such analysis indicated that $10.25 per Share represented a premium of 20.6% based on the $8.50 closing price of Shares on November 21, 1995.

   (II) Selected Companies Analysis. Goldman Sachs reviewed and compared certain
        ---------------------------
   financial information relating to the Company to corresponding financial information, ratios and public market multiples for the sole publicly traded guest amenity firm identified (Guest Supply, Inc.), selected publicly traded custom packaging companies (AptarGroup, Inc., PCI Services, Inc., and Seda Specialty Packaging Co.), and selected publicly traded personal care companies (Alberto-Culver Company, Colgate-Palmolive Company, The Dial Corp. and Helene Curtis Industries, Inc.) (such companies, collectively, the "Selected Companies"). The Selected Companies were chosen because they are publicly traded companies with operations that, for purposes of analysis, may be considered similar to the Company, however, given the Company's specialized operations, no company used in the analysis as a comparison is identical to the Company. Goldman Sachs calculated and compared various financial multiples and ratios. The multiples of each of the Selected Companies were based on the most recent publicly available information. With respect to the Selected Companies, Goldman Sachs considered levered market capitalization (market value of common equity plus debt less cash) as a multiple of LTM sales, as a multiple of LTM EBITDA and as a multiple of LTM EBIT. Goldman Sachs' analyses of the Selected Companies indicated levered multiples of LTM sales, which were 0.7x for Guest Supply, Inc. and ranged from lows of 0.7x and 0.3x to highs of 2.3x and 1.7x, with means of 1.4x and 0.9x for the selected custom packaging and personal care companies, respectively, as compared to 0.4x for the Company based on pre-announcement stock price and operating data (the "pre-announcement data") and as compared to 0.5x for the Company based on the Per Share Price and operating data for the 12 month period ending September 30, 1995 (the "current data"); LTM EBITDA, which were 10.3x for Guest Supply, Inc. and ranged from lows of 5.7x and 4.3x to highs of 7.9x and 11.0x, with means of 7.0x and 7.8x for the selected custom packaging and personal care companies, respectively, as compared to 3.4x for the Company based on pre-announcement data and as compared to 7.6x for the Company based on the current data; and LTM EBIT, which were 14.0x for Guest Supply, Inc. and ranged from lows of 8.8x and 7.7x to highs of 12.9x and 13.5x, with means of 10.9x and 10.6 for the selected custom packaging and personal care companies, respectively, as compared to 6.2x for the Company based on pre-announcement data and as compared to 26.7x for the Company based on the current data. Goldman Sachs also considered for the Selected Companies estimated calendar year 1995 price/earnings ratios (based on IBES estimates), which were 28.4x for Guest Supply, Inc. and ranged from lows of 10.4x and 15.2x to highs of 17.9x and 21.0x, with means of 14.6x and 18.1x for the selected custom packaging and personal care companies, respectively, as compared to 10.6x for the Company based on pre-announcement data and as compared to 13.1x for the Company based on the current data and estimated calendar year 1996 price/earnings ratios (based on IBES estimates), which were 20.4x for Guest Supply, Inc. and ranged from lows of 9.9x and 12.9x to highs of 15.6x and 16.5x, with means of 12.2x and 14.3x for the selected custom packaging and personal care companies, respectively, as compared to 9.6x for the Company based on pre-announcement data and as compared to 11.9x for the Company based on the current data. The analysis indicated that in each of the foregoing cases, based on pre-announcement data, the multiples of the Company were at the low end of the range in comparison with those of the Selected Companies and improved, based upon current data, due to the increases in the market value of common equity of the Company after the announcement of the Dickstein Proposal and the reduction in operating results for the later 12 month period. Goldman Sachs also considered for the Selected Companies the ratios of estimated calendar year 1996 price/earnings ratio (based on IBES estimates) to IBES Long Term Growth Rates, which were 0.8x for Guest Supply, Inc., 1.0x for the selected custom packaging companies and 1.3x for the selected personal care companies, as compared to 0.8x for the Company based on pre-announcement data and as compared to 1.0x for the Company based on the current data. Many of the companies analyzed have higher IBES Long Term Growth Rates than the growth projected for the Company by its management. IBES is a data service which monitors and publishes a compilation of earnings estimates produced by selected research analysts on companies of interest to investors.

   (III)   Selected Transaction Analysis. Goldman Sachs analyzed certain
           -----------------------------
   information relating to selected transactions in the specialty packaging industry since 1986 (the "Selected Transactions"). Given the Company's specialized operations, no transaction used in the analysis as a comparison is identical to the transaction considered. Such analysis indicated that for the Selected Transactions (i) levered aggregate consideration as a multiple of LTM sales ranged from a low of 0.2x to a high of 1.8x, with a mean of 1.1x and a median of 1.0x, compared to 0.5x for the levered aggregate consideration to be received in the Merger, (ii) levered aggregate consideration as a multiple of LTM EBIT ranged from a low of 3.2x to a high of 28.2x with a mean of 12.4x and a median of 11.6x compared to 29.2x for the levered aggregate consideration to be received in the Merger, and (iii) levered aggregate consideration as a multiple of LTM EBITDA ranged from a low of 1.7x to a high of 8.4x with a mean of 6.8x and a median of 7.5x, compared to 7.7x for the levered aggregate consideration to be received in the Merger. The analysis indicated that the price of $10.25 per Share being paid in the Merger was, as a multiple of LTM sales, at the low end of the range and, as a multiple of LTM EBIT and LTM EBITDA, at the high end of the range in comparison with the selected transactions.

   (IV) Discounted Cash Flow Analysis. Goldman Sachs performed a discounted cash
        -----------------------------
   flow analysis using projections provided by the management of the Company. Free cash flow represents the amount of cash generated and available for principal, interest and dividend payments after providing for ongoing business operations and taxes. Goldman Sachs aggregated (x) the present value of the projected free cash flows over the five year period from 1996 through 2000 with (y) the present value of the range of terminal values described below. Goldman Sachs calculated the Company's terminal values in the year 2000 based on multiples ranging from 4x to 5x projected 2000 EBITDA. These terminal values as well as the projected cash flows for the years 1996 through 2000 were then discounted to present value using discount rates from 11% to 15%. Based upon the foregoing discounted cash flow analysis, the net present value per Share ranged from $9.17 to $14.57.

   Goldman Sachs also performed a sensitivity analysis on the discounted cash flow analysis. Assuming a fixed terminal value multiple of 5x projected 2000 EBITDA and a 14% discount rate, projected sales growth was varied by a range of (2.0)% to 2.0% and EBIT margins were varied by a range of (3.0)% to 2.0%. Based upon the sensitivity analysis, the net present value per share of Common Stock ranged from $7.43 to $14.26, which compare to the $11.22 value at the illustrative terminal value and discount rate of 5% and 14%.

   The discounted cash flow analysis is an analysis that should be considered with the recognition that this analysis is most applicable to a strategic/corporate potential acquiror and with the recognition than an acquiror typically would not look to pay the full discounted cash flow valuation of a company. Paying the full valuation would equate to an acquiror transferring full value to selling stockholders while retaining no projected value and full risk for the acquiror's stockholders.

   (V) Leveraged Buyout Analysis. Goldman Sachs performed a leveraged buyout
       -------------------------
   analysis using projections provided by the management of the Company and based upon the cash consideration of $10.25 per share. Coverage ratios, cash available to service principal repayment and equity returns were calculated using a capital structure consisting of $25.0 million in senior debt, $3.2 million in revolving debt and $8.0 million in equity. The coverage ratios, defined as EBITDA less capital expenditures divided by interest expense, were, 1.7x, 2.3x and 3.1x for estimated 1996, 1998 and 2000. Cash available to service principal repayment was $0.0, $0.0 $1.0 and $7.1 for estimated 1996, 1998, 2000 and 2002. Equity returns in estimated 2000 were 34.6% and 42.6% given a 5x EBITDA exit value and a 6x EBITDA exit value, respectively.

  Prior to the foregoing presentation, in late summer of 1995, Goldman Sachs updated a Share repurchase analysis it had earlier prepared (updated for the most recent management projections). The analysis indicated that a repurchase of Shares at a price of $10.25 per Share in varying aggregate amounts of $5.8, $10, $16 and $25 million would result in pro forma projected fiscal 1995 EBIT-Cap Ex Ratios (earnings before interest and taxes, less capital expenditures divided by net interest and other expense) of 2.4, 1.2, 0.7 and 0.4, respectively. In all scenarios based on 1995 projected earnings, the repurchases would have been dilutive and in all scenarios, based on 1996 projected earnings, the repurchases would have been accretive. The above coverage ratios associated with a major Share repurchase program (or, alternatively, payment of a significant special dividend), particularly those ratios associated with the larger transactions, suggest that such transactions would be difficult to finance. Prior to entering into the Merger Agreement, the Board of Marietta concluded that it would be unwise to incur significant amounts of indebtendness to finance a significant Share repurchase or special dividend in light of recent operating results.

  The valuation process is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs' analysis. No company or transaction used in the above analyses as a comparison is identical to the Company or the contemplated transaction. The analyses were prepared solely for purposes of Goldman Sachs' discussion with the Board in connection with the $10.25 in cash to be received by the Company's shareholders (other than Parent and its affiliates) in exchange for each Share pursuant to the Merger Agreement and do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by such analyses. Because such analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of the Company, Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecasts.

  The foregoing summary does not purport to be a complete description of the analysis performed by Goldman Sachs. A copy of the report presented by Goldman Sachs to the Board on November 27, 1995, is available for inspection and copying at the Company's headquarters during regular business hours by any interested shareholder or his designated representative.

  Goldman Sachs, as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive bidding, secondary distribution of listed and unlisted securities, private placements, and valuations for estate, corporate and other purposes.

  The terms of the Company's engagement of Goldman Sachs are set forth in a letter agreement, dated January 25, 1995, between Goldman Sachs and the Company (the "Goldman Sachs Engagement Letter"). Pursuant to the terms of the Goldman Sachs Engagement Letter, the Company has paid Goldman Sachs a fee of $250,000 and will pay Goldman Sachs upon consummation of the Merger an additional transaction fee based on the Per Share Price times the number of outstanding Shares and amounts paid to holders of options (the "Aggregate Consideration"). The transaction fee will be 3.75% of the Aggregate Consideration. In addition, the Company has agreed to reimburse Goldman Sachs for its reasonable out-of-pocket expenses, including the fees and disbursements of its counsel, arising in connection with its engagement, and to indemnify Goldman Sachs against certain liabilities relating to or arising out of its engagement, including liabilities under the Federal securities laws.

INTERESTS OF MANAGEMENT OF THE COMPANY

  Under the Merger Agreement, the executive officers and directors of the Company, together with all other shareholders (other than Parent and its affiliates, and shareholders, if any, who exercise their dissenter's rights) will be entitled to receive $10.25 per Share in cash for each Share owned by them. In the aggregate the executive officers and directors of the Company (other than Parent and affiliates of Parent) will receive approximately $1,879,831 in the Merger in exchange for the Shares, options and cash only stock appreciation rights held by such executive officers and directors.

  Certain officers of the Company have entered into employment arrangements with the Company, each of which arrangement may result in certain severance benefits to the relevant officer in the event such officer's employment is terminated for specified reasons, including termination by the Company upon a change of control of the Company. Pursuant to the Merger Agreement, Parent has agreed to cause the Surviving Corporation to honor (without modification) the termination and individual benefit arrangements of such officers the Company and (i) to pay, at the Effective Time, all amounts then owing under such agreements and arrangements as a result of the triggering of "change of control" and other provisions; or (ii) if, subsequent to the Effective Time but prior to the expiration or renewal of any such agreement or arrangement with an executive officer, such executive officer is terminated (other than for cause) or is not employed in a position substantially equivalent to his position at the Effective Time at a location within 25 miles of the location where he performed such duties at the Effective Time, such executive officer shall be entitled to receive all amounts then payable under such agreement as if the "change of control" occasioned by the Merger and the subsequent termination or change in position or location occurred simultaneously.

Mr. Florescue has indicated that it is his present intention to make available up to 10% of the outstanding common stock of Parent to management of the Surviving Corporation (as defined below); however, no formal arrangements have been made between Parent and any officers of the Company at this time.

PAYMENT FOR SHARES

  It is a condition precedent to the consummation of the Merger that Parent deposit with [_____________] (the "Exchange Agent") the cash to which holders of Shares will be entitled at the Effective Time. As soon as practicable after the Effective Time, the Exchange Agent will mail to each such holder of record of Shares at the Effective Time a letter of transmittal to be returned to the Exchange Agent (which will specify that the delivery shall be effected, and the risk of loss shall pass, only upon receipt of such certificates by the Exchange Agent) and instructions for effecting the surrender of certificates for Shares in exchange for $10.25 per Share in cash (without interest thereon). From and after the Effective Time, the shares held by former shareholders of Marietta will represent the right to receive $10.25 per Share in cash but will not represent any equity interest in the Surviving Corporation.

  Upon surrender of a certificate for Shares, together with a duly executed letter of transmittal, the holder thereof will receive in exchange for each Share formerly represented by such certificate $10.25 in cash (without interest thereon). Any cash held by the Exchange Agent that remains unclaimed by shareholders twelve (12) months after the Effective Time will be delivered to the Surviving Corporation, after which time persons entitled thereto may look, subject to applicable abandoned property, escheat and other similar laws, only to the Surviving Corporation for payment thereof, without any interest thereon.

      SHAREHOLDERS SHOULD NOT SEND ANY STOCK CERTIFICATE WITH THEIR PROXY

SOURCE AND AMOUNT OF FUNDS

GENERAL

  The aggregate consideration payable by Parent pursuant to the Merger and payment of related fees and expenses will be approximately $__,___,___. A substantial portion of such funds will be provided from the proceeds of financing arrangements entered into by Parent. Subsequent to the execution of the Merger Agreement, the Company was advised by Parent that it had determined to pursue financing on terms more favorable than the terms set forth in the commitment letters with Foothill Capital and Siena Capital. See "Special Factors
- Background of the Merger."  Parent has further advised the

Company that the financing would include (i) the issuance by Foothill Capital of a credit facility in an aggregate amount not to exceed $28,500,000 (the "Senior Facility"), including (A) an accounts receivable subline, an inventory subline, and a letter of credit facility not to exceed an aggregate of $20,000,000 (the "Revolving Credit Facility"), and (B) a term loan in the aggregate amount of $8,500,000 (the "Term Loan"), provided, however, that Foothill Capital's obligation to provide funds under the Senior Facility in excess of $20,000,000 is subject to a third party senior lender or third party senior lenders agreeing to commit the portion of such funds in excess of $20,000,000; (ii) the issuance of subordinated secured debt and warrants to Churchill Capital Partners II, a Minnesota limited partnership ("Churchill") in the aggregate amount of up to $15,000,000 (the "Subordinated Debt"); and (iii) the contribution of equity by Parent in the aggregate amount of $[7,500,000] from a combination of cash and common stock and certain other consideration agreed to by the lenders.

REVOLVING CREDIT FACILITY

  Newco has obtained a [letter of commitment] from the Foothill Capital to provide the Surviving Corporation with an aggregate amount not to exceed $20,000,000 principal amount of the Revolving Credit Facility, which includes an accounts receivable subline, an inventory subline and a letter of credit facility, on the terms described below. The Revolving Credit Facility will bear interest at a fixed annual rate equal to one and three-quarters percentage points (1.75%) above the reference rate or prime rate publicly announced by major banks selected by the Foothill Capital. In no event will the rate of interest charged be less than six percent (6%). The Revolving Credit Facility will expire in five years. Foothill Capital will be granted a first priority perfected lien and security interest in and to the Surviving Corporation's accounts, chattel paper, contract rights, documents, equipment, fixtures, general intangibles, instruments, inventory, real property, securities, and proceeds of the foregoing with respect to all of Surviving Corporation's present and future obligations to the Foothill Capital.

  (a) Accounts Receivable Subline:  Foothill Capital will extend the
Surviving Corporation with credit up to the lesser of (i) $20,000,000, or (ii) up to 85% of eligible accounts receivable of the Surviving Corporation; provided, however, that the credit extended against accounts receivable will be
--------  -------
limited to an amount equal to the Surviving Corporation's cash collections for the immediately preceding 60 day period.

  (b) Inventory Subline: Foothill Capital will extend the Surviving Corporation with credit up to the lesser of (i) $10,000,000, or (ii) up to 50% of the lower of cost or market value of eligible inventory; provided, however, that the
                                               --------  -------
credit extended against inventory will be limited to the amount of credit availability extended against the accounts receivable as set forth in (a) above. Eligible inventory will exclude slow moving goods or obsolete items, restrictive or custom items, work-in-process, packaging and shipping materials, bill and hold goods, returned or defective goods, "seconds," inventory acquired on consignment and such other inventory reserves as the Foothill Capital deems appropriate.

  (c) Letters of Credit: Under the Revolving Credit Facility, the Surviving Corporation will be entitled to request that Foothill Capital issue letters of credit for the account of the Surviving Corporation ("Letters of Credit") or issue guarantees ("Letter of Credit Guarantees") of payment with respect to letters of credit issued by one or more issuing banks in an aggregate undrawn amount not to exceed $5,000,000. The aggregate undrawn amount of outstanding Letters of Credit and Letter of Credit Guarantees will be reserved against the Revolving Credit Facility.

TERM LOAN

  Foothill Capital has also agreed to provide the Surviving Corporation with an aggregate of $8,500,000 principal amount of the Term Loan, on the terms described below. The Term Loan will bear interest at an annual rate equal to 12.50% or prime plus 2.75% at the Surviving Corporation's option prior to closing financing. The Term Loan will mature in five years. Principal and interest on the Term Loan will be payable in 59 installments of $100,000/month, with the remaining outstanding principal to be due and payable on the fifth anniversary of the issuance of the Term Loan.

SUBORDINATED DEBT

  Parent and Newco have obtained a [letter] from Churchill to provide the Surviving Corporation with an aggregate of up to $15,000,000 principal amount of the Subordinated Debt, on the terms described below. The Subordinated Debt will bear interest at an annual rate of eighteen percent (18%), payable monthly, of which up to four percent (4%) may be deferred for up to four years after the issuance of the Subordinated Debt, subject to monthly compounding at a rate of eighteen percent (18%). The Subordinated Debt will mature eight years after its issuance, with principal to be repaid in equal quarterly installments in years seven and eight. In addition, a percentage to-be-determined of available excess cash will be used to pay down any deferred interest on the Subordinated Debt and may be used under certain circumstances to reduce the principal of the Subordinated Debt and/or to pay other senior debt of the Surviving Corporation. Churchill will be granted a second security interest on all assets of the Surviving Corporation secured under the Senior Facility. See "Source and Amount of Funds - General - Revolving Credit Facility and - Term Loan". In addition, Parent will guarantee payment of the Subordinated Debt on a non-recourse basis and, in connection therewith, will pledge the capital stock of the Surviving Corporation to Churchill.

  In connection with the issuance of the Subordinated Debt, Parent will grant Churchill warrants to acquire eight percent (8%) of the fully-diluted common equity of the Parent for a nominal exercise price.

  Parent has advised the Company that if such arrangements are not concluded it will pursue the financing arrangements with Foothill Capital and Sienna Capital as contemplated by the commitment letters provided to the Company by Parent. There can be no assurance that Parent will be able to secure the financing necessary to consummate the transactions contemplated by the Merger Agreement.

SOURCES AND USES OF FUNDS

  The sources and uses of the funds constituting the Financing and the estimated fees and expenses incurred or to be incurred by the Company, Newco and Parent in connection with the Merger are approximately as follows:




SOURCES OF FUNDS
----------------

Issuance of Subordinated Debt                       $15,000,000

Amount available under Revolving Credit Facility     13,000,000

Issuance of Term Loan                                 8,500,000

Contribution of cash and common stock                [8,000,000]

Cash on hand                                         12,600,000


Total sources                                       $56,000,000



USES OF FUNDS
-------------

Purchase of Company capital stock                   $37,300,000

Refinance Company debt                                6,700,000

Post-Merger working capital                           7,500,000

Advisory fees(2)..................................

Bank financing fees and expenses..................

Legal fees and expenses...........................

Accounting fees and expenses......................

Commission filing fees............................

Printing and mailing expenses.....................

Exchange Agent fees and expenses..................

Proxy solicitation fees and expenses..............

Miscellaneous expenses............................            .
                                                    -----------



Total uses                                          $56,000,000
---------------------------------------------------------------

(1) Includes payment for all outstanding Shares other than those owned by the Parent or its Affiliates plus payments in settlement of outstanding employee stock options in accordance with the Merger Agreement.
(2) Includes the fees and estimated expenses of Goldman Sachs.
    See "Certain Terms of the Merger Agreement -- Expenses" for a description of certain provisions for the payment of expenses and other fees.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

  Parent, a corporation controlled by Mr. Florescue, will be, as of the date of the Meeting, the beneficial owner of 314,365 Shares or approximately 8.7% of the outstanding Shares. Newco is a wholly-owned subsidiary of Parent. In light of the fact that Mr. Florescue and a designee of Mr. Florescue, Mr. Charles W. Miersch, serve as directors of the Company (see "Special Factors - Background of the Merger"), Mr. Florescue may be viewed as having a conflict of interest in connection with the Merger. Mr. Florescue has agreed to vote all Shares beneficially owned by him in favor of the Merger Agreement.

  Mr. Florescue has indicated that it is his present intention to make available up to 10% of the outstanding common stock of Parent to management of the Surviving Corporation; however, no formal arrangements have been made between Parent and any officers of the Company at this time.

  As a result of the Merger, the promissory notes issued to the Company by John Nadolski (former chief executive officer and director of the Company) in the amount of $364,500, Chesterfield F. Seibert, Sr. (former chief executive officer and director of the Company) in the amount of $121,500 and Thomas D. Walsh (a director of the Company) in the amount of $121,500, each become immediately due and payable. The Company has been advised by each of such persons that such person's note will be repaid in connection with the consummation of the Merger.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

  The receipt of $10.25 per Share in cash in exchange for Shares will be a taxable transaction for federal income tax purposes under the Internal Revenue Code (the "Code"), and may also be a taxable transaction under applicable state, local, foreign and other tax laws. The following discussion does not address potential foreign, state, local, and other tax consequences, nor does it address taxpayers subject to special treatment under the federal income tax laws, such as life insurance companies, tax-exempt organizations, S corporations, and taxpayers subject to the alternative minimum tax.

  In general, a shareholder will recognize gain or loss equal to the difference between the tax basis for Shares held by such shareholder and the amount of cash received in exchange therefor. Such gain or loss will be a capital gain or loss if the holding period for Shares is more than one year. Under current law long-term capital gains recognized by shareholders who are individuals are taxable for federal income tax purposes at a maximum rate of 28% (as compared with a maximum rate of 39.6% on ordinary income). Corporations generally are subject to tax at a maximum rate of 35% on both capital gains and ordinary income. The distinction between capital gain and ordinary income may be relevant for certain other purposes, including the taxpayer's ability to utilize capital loss carryovers to offset any gain recognized.

  The foregoing discussion may not be applicable to shareholders who acquired Shares pursuant to the exercise of options or other compensation arrangements or who are not citizens or residents of the United States or who are otherwise subject to special tax treatment under the Code.

  Under the federal income tax backup withholding rules, unless an exemption applies, the Exchange Agent will be required to withhold, and will withhold, 31% of all cash payments to which a holder of Shares or other payee is entitled pursuant to the Merger Agreement, unless the shareholder or other payee provides a tax identification number (social security number, in the case of an individual, or employee identification number, in the case of other holders) and certifies that such number is correct. Each shareholder, and, if applicable, each other payee, should complete and sign the Substitute Form W-9 included as part of the letter of transmittal to be returned to the Exchange Agent in order to provide the information and certification necessary to avoid backup withholding, unless an applicable exemption exists and is proved in a manner satisfactory to the Exchange Agent.

  THE FOREGOING DISCUSSION OF CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER IS INCLUDED FOR GENERAL INFORMATION ONLY AND IS BASED ON EXISTING TAX LAW AS OF THE DATE OF THIS PROXY STATEMENT, WHICH MAY DIFFER ON THE DATE OF THE CONSUMMATION OF THE MERGER OR AT THE EFFECTIVE TIME. EACH SHAREHOLDER IS URGED TO CONSULT SUCH SHAREHOLDER'S OWN TAX ADVISOR TO DETERMINE THE PARTICULAR TAX CONSEQUENCES TO SUCH SHAREHOLDER OF THE MERGER, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL, FOREIGN AND OTHER TAX LAWS.

GOVERNMENTAL AND REGULATORY APPROVALS

  The Company is not aware of any approval or other action by any Federal, state or local government authority that would be required for consummation of the Merger. Should any such approval or other action be required, it is presently contemplated that such approval or action would be sought.

ANTICIPATED ACCOUNTING TREATMENT

  The Merger will be accounted for by Parent under the "purchase" method of accounting in accordance with generally accepted accounting principles. Therefore, the aggregate consideration paid by Parent in the Merger will be allocated to the Company's assets based on their fair values.

PLANS FOR COMPANY IF MERGER NOT CONSUMMATED

  As consummation of the Merger is subject to fulfillment and satisfaction of certain covenants and conditions, including the Company obtaining shareholder approval and adoption of the Merger, there can be no assurance that the Merger will be consummated. If the Merger is not consummated, the Company currently plans to continue to work to enhance shareholder value by concentrating the Company's resources on its operations and on improving its core businesses and financial results.

                     CERTAIN TERMS OF THE MERGER AGREEMENT

  The following description does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, attached to this Proxy Statement as Annex I and incorporated herein by reference. Certain capitalized terms used in this description and not elsewhere defined are defined in the Merger Agreement and used with the meanings provided therein. See pages 1 through 8 of Annex I.

GENERAL
  As promptly as practicable after the satisfaction or waiver of the conditions to consummating the Merger, the parties shall cause the Merger to be consummated by filing a Certificate of Merger with the Secretary of State of the State of New York, in such form as required by, and executed in accordance with, the relevant provisions of the BCL. Simultaneously therewith, Newco shall merge with and into Marietta and the separate existence of Newco shall thereupon cease and the

Company shall continue as the Surviving Corporation. The separate corporate existence of the Company, as the Surviving Corporation, with all its purposes, objects, rights, privileges, powers, certificates and franchises, shall continue unimpaired by the Merger. The Surviving Corporation shall succeed to all the Assets of the Constituent Corporations and to all debts, chooses in action and other interests due or belonging to the Constituent Corporations and shall be subject to, and responsible for, all the debts, liabilities, obligations and duties of the Constituent Corporations with the effect set forth in Section 906 of the BCL. It is anticipated that, if the Merger Agreement is approved and adopted at the Meeting and all other conditions to the Merger have been satisfied or waived, the Effective Time will occur on the date of the Meeting or as soon thereafter as practicable.

MANNER OF CONVERTING SHARES; OPTIONS; SAR'S

  Promptly after the Effective Time, each Share together with the associated right (the "Right") to purchase shares of Series A Participating Preferred Stock, pursuant to the Rights Agreement, dated as of September 11, 1989, by and between the Company and Continental Stock Transfer & Trust Company, as Rights Agent, issued and outstanding immediately prior to the Effective Time (other than Shares and Rights (i) owned by Parent or an affiliate of Parent and (ii) owned by holders, if any, who exercise their dissenter's rights) shall be converted into the right to receive $10.25 per Share in cash.

  In order to receive $10.25 per Share in cash, each holder of the Shares will be required to surrender his stock certificate(s) together with a duly executed letter of transmittal, to such bank or trust company designated in a letter of transmittal. Upon receipt of such certificate(s), together with a duly executed letter of transmittal, the Exchange Agent will mail a check to the registered owner or his transferee in an amount equal to $10.25 per Share for each Share represented by such certificate(s), or will otherwise pay such owner or transferee pursuant to his instruction.

  INSTRUCTIONS WITH REGARD TO THE SURRENDER OF STOCK CERTIFICATES, TOGETHER WITH A LETTER OF TRANSMITTAL TO BE USED FOR THIS PURPOSE, WILL BE FORWARDED TO SHAREHOLDERS AS PROMPTLY AS PRACTICABLE FOLLOWING THE EFFECTIVE TIME. SHAREHOLDERS SHOULD SURRENDER CERTIFICATES FOR SHARES ONLY AFTER RECEIVING A LETTER OF TRANSMITTAL. SHAREHOLDERS SHOULD NOT SEND ANY STOCK CERTIFICATE AT THIS TIME.

  Upon surrender to the Exchange Agent of such certificate(s), together with the properly completed and duly executed letter of transmittal, such certificate(s) will be canceled. If payment is to be made to a person other than the person in whose name the certificate(s) surrendered is registered, it is a condition of payment that the certificate(s) so surrendered be properly endorsed or otherwise in proper form for transfer and that the person requesting such payment pay transfer or other taxes required by reason of the payment to a person other than the record holder of the certificate(s) surrendered or establish to the satisfaction of the Company that such tax has been paid or is not applicable. Until properly surrendered, such certificate(s) (other than certificates representing Shares held by Dissenting Shareholders) will represent for all purposes the right to receive the consideration provided for in the Merger Agreement, without any interest thereon.

  As a result of the Merger, each option ("Option") which has been granted under the Company's 1986 Incentive Stock Option Plan or 1986 Stock Option Plan (together, the "Option Plans") and which is outstanding at the Effective Time, whether or not then exercisable, will be deemed converted into, and the holder of each such Option will be entitled to receive from the Exchange Agent upon surrender of the Option for cancellation, an amount of cash equal to the product of (i) the positive difference, if any, between $10.25 and the exercise price of each such Option; times (ii) the number of Shares covered by such Option.

  As a result of the Merger, each cash only stock appreciation right ("SAR") which is outstanding at the Effective Time, whether or not then exercisable, will be deemed converted into, and the holder of each such SAR will be entitled to receive from the Exchange Agent upon surrender of such SAR for cancellation, an amount of cash, which in no event shall be more than $630,000, equal to the product of (i) the positive difference, if any, between $10.25 and $7.00; times
(ii) the number of SARs.

MERGER CONSIDERATION

  The total amount of consideration payable in the Merger to shareholders (assuming no Dissenting Shareholders) is approximately $33,644,147 plus approximately $383,676 payable to holders of Options and SARs.

CONDITIONS TO THE MERGER

  Conditions to Parent's and Newco's Obligations. The obligations of Parent and
  ----------------------------------------------
Newco under the Merger Agreement are subject to the satisfaction or waiver, at or before the Closing, of certain conditions, including, without limitation, that (i) the Company shall have obtained and delivered to Parent all required third party consents, except where the failure to obtain such consents would not be reasonably likely, individually or in the aggregate, to result in an adverse change in the financial condition, business or results of operations of the Company or any of its Subsidiaries, which is material to the Company and its Subsidiaries, taken as a whole; (ii) from and after the date of the Merger Agreement, there shall have occurred or be threatened no event relative to the Assets or business of the Company and its Subsidiaries which is reasonably likely, individually or in the aggregate, to result in an adverse change in the financial condition, business or results of operations of the Company or any of its Subsidiaries, which is material to the Company and its Subsidiaries, taken as a whole; (iii) the number of Dissenting Shares, if any, with respect to which the holders thereof shall have properly demanded appraisal in accordance with the BCL before the taking of a vote on the Merger at the Meeting or any adjournment thereof, the holders of which shall not have withdrawn such demand as of the Closing Date, shall not exceed ten percent (10%) of the issued and outstanding Shares entitled to vote thereon; (iv) the Merger Agreement and the Merger shall have been approved and adopted by the holders of sixty-six and two-thirds percent (66 2/3%) of Shares; (v) simultaneously with the Closing, Parent shall have closed the Financing; (vi) there shall not be pending or threatened before any Governmental Authority any action, suit or proceeding which, if adversely determined, would (a) make the purchase by Parent of Shares illegal,
(b) require the divestiture by Parent of all or a material portion of the business or Assets of the Surviving Corporation or any of its Subsidiaries as a result of the Merger, (c) impose limitations which adversely affect to a significant extent the ability of the Surviving Corporation to exercise full rights of ownership of the Assets or business of the Company and its Subsidiaries, as currently conducted by the Company, as a result of the transactions contemplated hereby, (d) prevent the consummation of the Merger or
(e) cause the Merger to be rescinded following consummation of the Merger, and no judgment with respect to any of the foregoing shall be in effect; and (vii) Parent shall have received from the Company an audited balance sheet dated as of September 30, 1995, certified by the Company's Accounting Officer and Deloitte & Touche LLP, showing that the Company has (a) at least $27,750,000 in net current assets (consisting of total current assets plus restricted cash and marketable securities plus common stock notes receivable, less current liabilities (other than the current portion of long-term debt)) less an amount, not to exceed $100,000, equal to the out-of-pocket expenses incurred in connection with the completion of a physical inventory and (b) inventory recorded on the books and records of the Company in accordance with GAAP of not more than $14,150,000. In connection with the audit, a physical inventory shall be taken. As of September 30, 1995, the conditions relating to the Company's net current assets and inventory, described in clause (vii) above, have been satisfied.

  Conditions to the Company's Obligations. The obligations of the Company under
  ---------------------------------------
the Merger Agreement are subject to the satisfaction or waiver, at or before the Closing, of certain conditions, including, without limitation, that, (i) the Company shall have received from Goldman Sachs a favorable opinion as to the fairness of the consideration to be received by the shareholders (other than Parent and its affiliates) in the Merger, a copy of such opinion is attached hereto as Annex III; (ii) there shall not be pending or threatened before any Governmental Authority any action, suit or proceeding which, if adversely determined, would (a) make the purchase by Parent of Shares illegal, (b) prevent the consummation of the Merger, or (c) cause the Merger to be rescinded following consummation of the Merger, and no Judgment with respect to any of the foregoing shall be in effect; (iii) simultaneously with the Closing, Parent shall have closed the Financing and deposited the proceeds with the Exchange Agent in accordance with the Merger Agreement; and (iv) the Merger Agreement and the transactions contemplated thereby shall have been approved and adopted by holders of sixty-six and two-thirds percent (66 2/3%) of Shares.

  There can be no assurance that all of the conditions to the Merger will be satisfied or waived.

REPRESENTATIONS AND WARRANTIES

  The Merger Agreement contains various representations and warranties of the Company relating to, among other things, (i) its organization and similar corporate matters, (ii) its capitalization, (iii) authorization, execution, delivery, performance and enforceability of the Merger Agreement and related matters, (iv) the absence of conflicts, violations and defaults under its certificate of incorporation and bylaws and certain other agreements and documents, (v) required consents and transferability rights under agreements to which the Company is a party, (vi) the documents and reports filed with the Commission and the accuracy of the information contained therein, (vii) the absence of undisclosed liabilities, (viii) absence of specified changes, (ix) taxes, (x) insurance, (xi) contracts, (xii) real property, (xiii) tangible property, (xiv) environmental matters, (xv) intangible and other property, (xvi) employee benefit matters, (xvii) labor matters, (xviii) customers and suppliers,
(xix) accounts receivable, (xx) inventory, (xxi) compliance with laws, (xxii) licenses and permits, (xxiii) legal proceedings, (xxiv) brokers, (xxv) the accuracy of certain other information provided, and (xxvi) books and records.

  The Merger Agreement contains various representations and warranties of Parent and Newco relating to, among other things, (i) each of their respective organizations and similar corporate matters, (ii) authorization, execution, delivery, performance and enforceability of the Merger Agreement and related matters, (iii) the absence of conflicts, violations and defaults under their respective certificates of incorporation and bylaws and certain other agreements and documents, (iv) required consents, (v) the financing needed to consummate the transaction, (vi) legal proceedings, (vii) brokers, and (viii) the accuracy of certain other information provided.

  No person other than the Company, Parent and Newco has any rights or remedies under the Merger Agreement with respect to such representations and warranties. The representations and warranties of the Company, Parent and Newco all expire at the Effective Time.

CERTAIN COVENANTS; CONDUCT OF BUSINESS PRIOR TO THE MERGER; SUPERIOR OFFER

  Pursuant to the Merger Agreement the Company agreed that it shall, and that it shall cause each of its Subsidiaries to, except as otherwise expressly contemplated by the Merger Agreement or as specifically consented to in writing by Parent (which consent shall not be unreasonably withheld or delayed), from and after the date of the Merger Agreement until the Closing Date, use all reasonable efforts to preserve its present business organization intact, keep available the services of its present employees, preserve its present relationships with Persons having business dealings with such Company or Subsidiary, operate its business in the ordinary and regular course consistent with its prior practices (including the payment of trade payables and the collection of accounts receivables), maintain its books and records in accordance with good business practice, on a basis consistent with prior practice and in accordance with GAAP, and maintain all insurance, certificates and licenses and permits necessary for the conduct of its business, as currently conducted and as proposed by the Company to be conducted; provided, however,
                                                          --------  -------
that nothing in the Merger Agreement requires the Company or any of its Subsidiaries to make any payment or incur any obligation which (i) is not in the ordinary course of business or (ii) is inconsistent with its existing policies and practices or the Merger Agreement.

  Pursuant to the Merger Agreement, the Company agreed that, until the Closing Date, except as otherwise expressly contemplated by the Merger Agreement or as otherwise consented to by Parent in writing, it will not, and it will cause each of the Subsidiaries not to: (i) declare, set aside or pay any dividend or other distribution in respect of its capital stock or redeem, purchase or acquire any shares of its capital stock (other than cashless exercises of stock options by employees or directors); (ii) issue any of its capital stock, stock options or rights requiring it to sell or issue any of its capital stock or securities, except for the issuance of Shares upon exercise of outstanding options or stock purchase rights under the Option Plans and the Company's Employee Stock Purchase Plan; (iii) amend its charter or By-laws; (iv) make any capital expenditure or capital commitment, other than those expenditures or commitments made between July 1, 1995 and the Closing Date which do not exceed $2,500,000 in the aggregate; (v) make any change in its business, as currently conducted or as proposed by the Company to be conducted other than in the ordinary course of business; (vi) dispose of any material rights with respect to any intellectual property or intangible property, other than in the ordinary course of business;
(vii) change its accounting principles, methods or practices, investment practices, payment and processing practices or policies regarding intercompany transactions, except for such changes as are necessary to conform with GAAP and are disclosed to Parent prior to such change; (viii) hire, or renew any existing contract with, any person as an officer or director; (ix) hire, or renew any existing contract with, any person as a consultant, independent contractor or non-officer employee, if such person would receive pro-rated annual compensation (including salary, fringe benefits and bonuses) in excess of $100,000;

(x) incur any obligation (not part of normal, continuing operations, such as payroll and taxes, or in the operation of the Company and its Subsidiaries in the ordinary course of business or the performance of Contracts disclosed in any Schedule to the Merger Agreement) in excess of $100,000 in the aggregate; (xi) increase, reduce, draw-down or reverse any of its reserves, other than in accordance with GAAP; (xii) settle certain litigations; (xiii) enter into certain material transactions; or (xiv) agree or commit orally or in writing to do any of the foregoing. In addition, neither the Company nor any of its Subsidiaries shall adopt, enter into or amend, or extend by action or inaction, any benefit plan (other than in the ordinary course of business or as required by law).

  Pursuant to the Merger Agreement, Parent has agreed to cause the Surviving Corporation to honor (without modification) the termination agreements and individual benefit arrangements of certain employees of the Company and (i) to pay, at the Effective Time, all amounts then owing under such agreements and arrangements as a result of the triggering of "change of control" and other provisions; or (ii) if, subsequent to the Effective Time but prior to the expiration or renewal of any such agreement or arrangement with an executive officer, such executive officer is terminated (other than for cause) or is not employed in a position substantially equivalent to his position at the Effective Time at a location within 25 miles of the location where he performed such duties at the Effective Time, such executive officer shall be entitled to receive all amounts then payable under such agreement as if the "change of control" occasioned by the Merger and the subsequent termination or change in position or location occurred simultaneously.

  Until the Effective Time or the earlier termination of the Merger Agreement, the Company agreed that it shall not, and the Company agreed to use all reasonable efforts to cause its officers, employees, representatives or agents not to, directly or indirectly, solicit, encourage, initiate, discuss with others or induce the making of any inquiries or proposals for the acquisition of any of the capital stock, Assets (other than in the ordinary course of business) or business of or the merger with, or any similar transaction concerning, the Company, or furnish information to, or engage in negotiations relating to the foregoing or otherwise cooperate in any way with, or accept any proposal relating to the foregoing from, any Person or group other than Parent and its officers, employees, representatives and agents, provided, however, that the
                                                 --------  -------
Board may furnish or cause to be furnished such information to, and may participate in such discussions or negotiations with, Persons who have made a bona fide proposal if the Board believes, in good faith, after consultation with
---- ----
its financial advisors, that such bona fide proposal is for a transaction more
                                  ---- ----
favorable to the Company's shareholders than the transactions contemplated hereby and, in the opinion of outside counsel to the Board, the Board's fiduciary duty under applicable Law requires it to furnish or cause to be furnished such information and/or participate in such discussions or negotiations (a "Superior Offer").

TERMINATION OF THE MERGER AGREEMENT

  The Merger Agreement may be terminated and the Merger abandoned at any time before the Effective Time, whether before or after approval and adoption by the shareholders of the Company or Parent (a) by mutual consent of Parent and the Company; (b) by Parent giving written notice to the Company if, without fault on the part of Parent or its affiliates, the Closing does not occur prior to January 31, 1996, unless the Proxy Statement has not been mailed prior to January 11, 1996 in which case such date shall be extended to a date 20 days after the date of mailing of the Proxy Statement (such later date not to be later than February 15, 1996); (c) by Parent or the Company, if any governmental authority shall have enacted, issued, promulgated, enforced or entered any law or judgment which has the effect of prohibiting consummation of the transactions contemplated by the Merger Agreement; (d) by Parent, if without fault on the part of Parent or its affiliates, any of the conditions precedent to Parent's obligations required to have been met (i) are not met within five days of approval and adoption by the shareholders of the Company of the Merger, or (ii) at any time prior to the time in clause (i) hereof become incapable of being met, and such failure has not been waived by Parent or cured by the Company; (e) by Parent or the Company, if prior to the Closing (i) the Board votes to recommend to the shareholders of the Company a Superior Offer rather than recommending shareholder approval and adoption of the Merger, or (ii) the Board fails to recommend the Merger to the shareholders of the Company in the Proxy Statement, or (iii) the shareholders of the Company fail to approve and adopt the Merger at the Meeting; (f) by the Company giving written notice to Parent if, without fault on the part of the Company or its officers or affiliates, the Closing does not occur prior to January 31, 1996, unless the Proxy Statement has not been mailed prior to January 11, 1996, in which case such date shall be extended to a date 20 days after the date of mailing of the Proxy Statement (such later date not to be later than February 15, 1996); (g) by the Company, if without fault on the part of the Company or its affiliates, any of the conditions precedent to the Company's obligations required to have been met (i) are not met within five days of approval and adoption by the shareholders of the Company of the Merger, or (ii) at any time prior to the time in clause (i) hereof become incapable of being met, and such breach or failure has not been waived by the Company or cured by Parent; (h) by the Company, if it does not obtain from Goldman Sachs a favorable opinion as to the fairness of the consideration to be received by the Company's shareholders (other than Parent and its affiliates) in the Merger; or (i) by Parent, if a Change-in-Control shall have occurred.

EFFECT OF TERMINATION OF THE MERGER AGREEMENT

  In the event the Merger Agreement is terminated and such termination is the result of a Payment Event (as defined below), the sole and exclusive right of Parent and its Affiliates shall be the payment by the Company to Parent of a cancellation fee, as specified below.

  A "Payment Event" shall mean the termination of the Merger Agreement as a result of any of the following: 1) any Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law or Judgment which has the effect of prohibiting consummation of the Merger as a result of an action or inaction by the Company not directly related to Parent, Newco or their respective Affiliates; 2) certain of the Company's representations shall not be true and correct as of the Closing Date; 3) the Company's representations (x) as to the accuracy of its SEC reports and its financial statements (including the representation that its financial statements have been prepared in accordance with GAAP), (y) as to the absence of undisclosed liabilities or (z) that the Company has not changed its accounting principles, methods or practices or investment practices, including such changes as were necessary to conform with GAAP shall have been breached; 4) the Company's audited balance sheet, dated as of September 30, 1995, (a) does not show that the Company has at least $27,750,000 in net current assets (consisting of total current assets plus restricted cash and marketable securities plus common stock notes receivable, less current liabilities (other than the current portion of long-term debt)) less an amount, not to exceed $100,000, equal to the out-of-pocket expenses incurred in connection with the completion of a physical inventory or (b) shows that inventory recorded on the books and records of the Company in accordance with GAAP is more than $14,150,000, or holders of more than 10% of the issued and outstanding Shares exercise their dissenter's rights under New York law; 5) the shareholders of the Company fail to approve and adopt the Merger at the Meeting; 6) the Board votes to recommend to the shareholders of the Company a Superior Offer rather than recommending shareholder approval and adoption of the Merger, or the Board fails to recommend the Merger to the shareholders in the Proxy Statement; or 7) the Company does not obtain from Goldman Sachs a favorable opinion as to the fairness of the consideration to be received by the Company's shareholders (other than Parent and its affiliates) in the Merger.

  If the Merger Agreement is terminated as a result of (I) events sets forth in clauses 1-2 above the Company shall pay to Parent an amount equal to $250,000,
(II) events set forth in clauses 3-5 above, the Company shall pay Parent an amount equal to $600,000, and (III) events set forth in clauses 6 or 7 above the Company shall pay to Parent an amount equal to $1,250,000.

  In the event that the transactions contemplated by the Merger Agreement do not occur for any reason or if the Merger Agreement is terminated for any reason, except as otherwise set forth above, the parties will have no remedies against, and will have no liability to, each other or their respective officers, directors, shareholders, partners, representatives or Affiliates.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

  Pursuant to the Merger Agreement, from and after the Effective Time, Parent shall cause the Surviving Corporation to, and the Surviving Corporation agrees to, indemnify, defend and hold harmless in accordance with the Certificate of Incorporation and By-laws of the Company, and subject to the limitations of the BCL, each present and past officer, director, employee, representative or agent (other than Mr. John S. Nadolski and Mr. Thomas J. Blair), of the Company (or any subsidiary or division thereof), including, without limitation, each person controlling any of the foregoing persons (individually, an "Indemnified Party" and collectively, the "Indemnified Parties"), against all losses, claims, damages, liabilities, costs or expenses (including attorneys' fees), judgments, fines, penalties and amounts paid in settlement in connection with any claim, action, suit, proceeding or investigation arising out of or pertaining to acts or omissions, or alleged acts or omissions, by them in their capacities as such, whether commenced, asserted or claimed before or after the Effective Time. In the event of any such claim, action, suit, proceeding or investigation (an "Action"), (i) the Surviving Corporation shall advance the reasonable fees and expenses of counsel selected by the Indemnified Party, which counsel shall be reasonably acceptable to Parent, in advance of the final disposition of any such action; provided, however, that prior to advancement of fees and expenses, the Indemnified Party shall provide an undertaking in form and substance reasonably satisfactory to the Surviving Corporation, and (ii) the Surviving Corporation will cooperate in the defense of any such matter; provided, however, that the Surviving Corporation shall not be liable for any settlement effected without its written consent (which consent shall not be unreasonably withheld or delayed) and provided, further, that the Surviving Corporation shall not be obligated to pay the fees and disbursements of more than one counsel for all Indemnified Parties in any single Action except to the extent that, in the opinion of counsel for the Indemnified Parties, to do so would be inappropriate due to actual or potential differing interests between or among such parties.

  For a period of six years after the Effective Time, the Surviving Corporation shall not amend the provisions of its Certificate of Incorporation and By-laws providing for exculpation of director and officer liability and indemnification, except as required by applicable law.

  Parent shall cause the Surviving Corporation to, and the Surviving Corporation agrees to, maintain in effect for the Indemnified Parties for not less than three years the current policies of directors' and officers' liability insurance and fiduciary liability insurance maintained by the Company and the Company's subsidiaries with respect to matters occurring at or prior to the Effective Time; provided, that Parent may substitute therefor policies of substantially the same coverage containing terms and conditions which are no less advantageous, in any material respect, to the Indemnified Parties.

  Parent shall cause the Surviving Corporation to, and the Surviving Corporation agrees to, pay all expenses, including attorneys' fees, that may be incurred by any Indemnified Parties in enforcing the indemnity and other obligations provided for in the Merger Agreement.

  The rights of each Indemnified Party shall be in addition to any other rights such Indemnified Party has under the Certificate of Incorporation or By-laws of the Company, under the BCL or otherwise.

AMENDMENT AND MODIFICATION

  The Merger Agreement, including the Schedules thereto, may be amended or modified only by written agreement executed by all parties thereto; provided, however, that after approval and adoption of the Merger Agreement by the shareholders of the Company, no amendment shall be made which changes the consideration payable in the Merger or adversely affects the rights of the Company's shareholders hereunder without the approval of such shareholders.

WAIVER

  At any time prior to the Closing, each of the parties to the Merger Agreement may (i) extend the time for the performance of any of the obligations or other acts of any other party thereto, (ii) waive any inaccuracies in the representations and warranties contained therein or in any document delivered pursuant thereto, or (iii) waive compliance with any of the covenants, agreements or conditions contained therein. Any agreement on the part of a party thereto to any such extension or waiver shall be valid only if set forth in a written instrument signed by the party granting such waiver. Such waiver or failure to insist upon strict compliance with such obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or future failure.

EXPENSES

  Except as otherwise specifically provided, the Merger Agreement provides that, whether or not the Merger is consummated, all costs and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby shall be paid by the party incurring such cost or expense.

  Pursuant to the terms of the Merger Agreement, under certain circumstances Parent is entitled to payments of up to $1,250,000. A fee of $1,250,000 is payable to Parent if the Merger Agreement is terminated because the Board fails to recommend approval and adoption of the Merger to shareholders, the Board recommends to shareholders an offer which it believes is a superior offer rather than recommending shareholder approval and adoption of the Merger, or the Company fails to obtain a favorable opinion from Goldman Sachs as to the fairness of the Per Share Price to be received by the shareholders (other than Parent and its affiliates) in the Merger. A copy of such opinion is attached hereto as Annex III. A fee of $600,000 is payable to Parent if the Merger Agreement is terminated because the Company breaches certain of its representations in the Merger Agreement, the Company does not meet certain specified levels of net current assets, holders of more than 10% of the issued and outstanding Shares exercise their appraisal rights under the BCL, or shareholders fail to approve and adopt the Merger. A fee of $250,000 is payable to Parent in certain other limited circumstances. In no event shall the Company be obligated to pay more than one of the aforementioned fees. See "Certain Terms of the Merger Agreement - Effect of Termination of the Merger Agreement."

COOPERATION PRIOR TO CLOSING

  Each of the parties to the Merger Agreement has agreed to use all reasonable efforts to take (or cause to be taken) all actions and to do (or cause to be done), and to assist and cooperate with the other parties to the Merger Agreement in doing, all things necessary to expeditiously consummate the Merger and all transactions contemplated by the Merger Agreement, including obtaining necessary consents and approvals from third parties, defending lawsuits or other proceedings challenging the Merger or related transactions, and executing any additional instruments necessary to consummate the Merger Agreement and related transactions.

                       RIGHTS OF DISSENTING SHAREHOLDERS

  Any holder of Shares who does not wish to accept $10.25 per Share in cash has the right to dissent from approval and adoption of the Merger Agreement and to receive the value in cash of such holder's Shares, provided that such holder strictly complies with the provisions of Section 623 of the BCL.

  The following is a summary of the material statutory procedures to be followed by a holder of Shares in order to dissent from the Merger and perfect dissenters' rights under Section 623. This summary discusses the material provisions of Section 623 but is not intended to be complete and is qualified in its entirety by reference to the text of Section 623, which is included as Annex II hereto. Any shareholder considering exercising dissenters' rights and demanding payment for his Shares is advised to consult legal counsel before the Meeting because the failure to precisely follow all the necessary legal requirements may result in the loss of such dissenters' rights.

  Holders of record of Shares who desire to exercise their dissenters' rights must: (i) not vote in favor of the approval and adoption of the Merger Agreement and (ii) file with the Company written objection to the Merger prior to the Meeting or at the Meeting but prior to the vote on the Merger Agreement. The written objection must state that the shareholder elects to dissent from the Merger, the name and residence address of the shareholder, the number of Shares as to which the shareholder dissents, and a demand for payment of the fair value for Shares if the Merger is consummated. A shareholder may not dissent as to less than all Shares owned beneficially and of record by such shareholder. A fiduciary or nominee that is the record owner of Shares may not dissent, on behalf of any beneficial owner, to less than all Shares of such beneficial owner. Written objection should be filed with the Company at its executive offices as set forth above, Attention: Secretary. Voting to approve and adopt the Merger Agreement will constitute a waiver of the shareholder's dissenters' rights and will nullify any written objection by the shareholder.

  Within 10 days after approval of the Merger Agreement by its shareholders, the Company shall give written notice to all shareholders who filed written objection and who did not vote in favor of the Merger, that the Merger Agreement was approved and adopted. At the time of filing the notice of election to dissent, or within one month thereafter, a dissenting shareholder must submit the certificates for Shares covered by the dissent to the Company or its transfer agent, Continental Stock Transfer & Trust Company. The Company or its transfer agent will conspicuously note on such certificates that a notice of election to dissent has been filed, and then return the certificates to the shareholder. If a shareholder fails to so submit the certificates for Shares, then at the Company's option exercised within 45 days after the filing of the notice of election to dissent, the shareholder will lose dissenters' rights unless a court determines otherwise upon good cause shown. Any transferee of a stock certificate bearing a notation that the shareholder has exercised dissenters' rights shall acquire no rights in the Surviving Corporation except for the rights held by the dissenting shareholder at the time of transfer.

  Within 15 days after the later of the deadline for the filing of notices of election to dissent or the consummation of the Merger, but in not event later than 90 days after the approval and adoption of the Merger Agreement by the shareholders of the Company, the Surviving Corporation, must make a written offer ("Written Offer") to each shareholder who has elected dissenters' rights to pay a specified price for Shares which the Surviving Corporation considers to be their "fair value." (In the event any shareholder dissents, the Company does not expect the Surviving Corporation to make a Written Offer at a price in excess of $10.25 per Share.) If the shareholder and the Surviving Corporation, do not agree upon a price within

30 days, then the Surviving Corporation must commence a proceeding within 20 days in the New York Supreme Court for the district that includes Cortland, New York for a determination of rights of dissenting shareholders and the fair value of Shares. If the Surviving Corporation fails to institute the proceeding then any dissenting shareholder may institute the proceeding within 30 days after such 20 day period. If such proceeding is not instituted within such 30 day period, all dissenter's rights shall be lost unless the Supreme Court, for just cause shown, shall otherwise direct. The final order of the court shall include an allowance for interest, at such rate as the court finds to be equitable, from the date of the consummation of the Merger to the date of payment, however, if the court finds that the refusal of any dissenting shareholder to accept a written offer to pay was arbitrary, vexatious or not in good faith, no interest shall be allowed to such shareholder.

  Upon consummation of the Merger, any dissenting shareholder will cease to have rights as such except for the right to obtain payment for Shares. A notice of election to dissent may be withdrawn for up to 60 days after consummation of the Merger, provided that the shareholder has not previously accepted an offer of payment. Thereafter, withdrawal can only be upon consent of the Surviving Corporation. If a shareholder dissents, and thereafter the Merger is not consummated, or the election to dissent is withdrawn, or the court determines that the shareholder is not entitled to dissenters' rights or are otherwise lost, then the shareholder will be restored to all rights as a shareholder, without prejudice to any action that may have been taken in the interim.

  As noted, the foregoing summary is qualified in its entirety by reference to
Section 623 of the BCL (see Annex II hereto), and any shareholder who contemplates the exercise of his right to dissent is urged to read the same carefully.


                            MARKET PRICES OF SHARES

  Marietta Stock is traded on the NASDAQ under the symbol "MRTA." The following table sets forth, for the periods indicated, the range of high and low closing prices per Share as reported by the NASDAQ.

                                  High    Low
YEAR ENDED OCTOBER 1, 1994
First Quarter                     8 1/2  6 1/2
Second Quarter                    9      6
Third Quarter                     9 3/8  7 1/2
Fourth Quarter                    9 1/2  7 1/2

YEAR ENDED SEPTEMBER 30, 1995
First Quarter                     8 3/4  6 3/4
Second Quarter                   11 1/2  7 1/2
Third Quarter                    11 1/8  9 1/2
Fourth Quarter                   10 1/2  7

YEAR ENDED SEPTEMBER 30, 1996
First Quarter                    __      __

==============================================

  On August 25, 1995, the last full trading day before the public announcement of the execution of the Merger Agreement, the high bid for Shares as reported by the NASDAQ was $9.13.

  During the Company's last five fiscal years, no dividends have been declared by the Company with respect to Shares. If for any reason the Merger is not consummated, the Company has no intention to pay cash dividends in the foreseeable future. Pursuant to one of the Company's loan agreements, the Company is limited in the amount of cash dividends it may declare to 50% of the Company's cumulative net income for each fiscal year commencing with its 1993 fiscal year.

                     DESCRIPTION OF MARIETTA CAPITAL STOCK

  The authorized capital stock of the Company consists of (a) 10,000,000 Shares and (b) 1,000,000 shares of preferred stock, par value $.01 per share, none of which is outstanding. At the Record Date (i) 3,596,049 Shares were issued and outstanding, (ii) 76,218 Shares subject to options to purchase Shares under the Option Plans were issued and outstanding and (iv) 6,886 Shares subject to rights under the Stock Purchase Plan. In addition the Company has issued 90,000 SARs. As of [___________ [__], 199_, there were approximately [_______] holders of Shares. Pursuant to the Merger each Right shall be cancelled.


                         INDEPENDENT PUBLIC ACCOUNTANTS

  It is expected that representatives of Deloitte & Touche LLP, Marietta's independent public accountants, will be present at the Meeting to respond to appropriate questions and to make a statement if they so desire.


                            SHAREHOLDERS' PROPOSALS

  If the Merger is not consummated, any proposals of shareholders of Marietta intended to be presented at the Annual Meeting of Shareholders of Marietta to be held in 1996 must be received by Marietta, no later than April 16, 1996, to be considered for inclusion in the proxy statement and form of proxy relating to that meeting.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

  The security ownership of certain beneficial owners of five percent (5%) or more of the outstanding Shares and executive officers and directors of the Company as of December, 1, 1995, is set forth in the table below.

                                                           AMOUNT AND NATURE OF
                                                                BENEFICIAL
        NAME AND ADDRESS OF BENEFICIAL OWNER(1)              OWNERSHIP(2)(3)       PERCENT OF CLASS(3)
        ---------------------------------------            --------------------    -------------------
Mentor Partners, L.P.(4)...............................               357,800                 9.8  %
 500 Park Avenue
 New York, New York 10022
Elliot Associates(5)...................................               339,425                   9.3
 712 Fifth Avenue
 New York, New York  10019
John S. Nadolski(6)(7).................................               330,268                   9.1
 3855 Highland Road
 Cortland, New York  13045
Barry W. Florescue.....................................               314,365                   8.6
Frank Magrone(8)(9)....................................                64,468                   1.8
Ronald C. DeMeo(8)(10).................................                43,809                   1.2
David P. Hempson(8)(11)................................                37,761                   1.0
Thomas D. Walsh(8)(10).................................                24,935                   (15)
Chesterfield F. Seibert Sr.(8)(9)......................                17,193                   (15)
Robert C. Buhrmaster(10)...............................                 9,154                   (15)
Philip A. Shager(12)...................................                 5,358                   (15)
Dominic J. La Rosa(10).................................                 4,154                   (15)
Stephen D. Tannen(10)..................................                 4,154                   (15)
Charles W. Miersch.....................................                 1,000                   (15)
Thomas Fairhurst.......................................                   568                   (15)
Leonard J. Sichel......................................                     0                   0.0
Wallace Bruce..........................................                     0                   0.0
All executive officers and directors as a group (14
 persons)(7)(8)(9)(10)(11)(12)(13).....................               526,919                  14.4

---------------
(1) Unless otherwise indicated address is that of the Company set forth above.
(2) All persons listed have sole voting and investment power with respect to their shares unless otherwise indicated.
(3) Based on the number of Shares issued and outstanding at, or acquirable within 60 days of, October 1, 1995.
(4) Information as to the holdings of Mentor Partners L.P. ("Mentor"), is based on a report on a Schedule 13D filed on or about August 8, 1995, as amended. Such report was filed with the SEC on behalf of Mentor with respect to Shares owned by Mentor and Mentor Offshore Fund Limited. The general partner of Mentor is WTG & Co., L.P. ("WTG") and the general partner of WTG is D. Tisch & Co., Inc., all of the common stock of which is owned by Daniel R. Tisch.
(5) Information as to the holdings of Elliot Associates, L.P. ("Elliot"), is based upon a report on Amendment No. 2 to Schedule 13D filed on or about July 21, 1995. Such report was filed with the SEC jointly by Elliot, Westgate International, L.P. ("Westgate") and Martley International, Inc. ("Martley"). Paul E. Singer ("Singer") and Braxton Associates, L.P., a New Jersey limited partnership ("Braxton"), which is controlled by Singer, are the general partners of Elliot. Hambledon, Inc., a Cayman Island corporation ("Hambledon"), is the sole general partner of Westgate. Martley is the investment manager for Westgate.
(6) Information as to the holdings of John S. Nadolski is based upon Amendment No. 5, dated February 3, 1994, to a report on Schedule 13G, dated April 28, 1989, filed with the SEC by Mr. Nadolski.
(7) Includes 8,000 Shares held by the two children of Mr. Nadolski, as to which Mr. Nadolski disclaims beneficial ownership.
(8) Includes options to purchase 8,160 Shares granted on February 9, 1989 to each of Messrs. DeMeo, Hempson, Magrone, Seibert and Walsh, all of which are currently exercisable. The exercise price for such Shares exceeds the Per Share Price.
(9) Includes options to purchase 8,308 Shares granted on December 1, 1993, to each of Mr. Magrone and Mr. Seibert, all of which are currently exercisable.
(10) Includes options to purchase 4,154 Shares granted on December 1, 1993, to Messrs. Buhrmaster, DeMeo, LaRosa, Tannen and Walsh, all of which are currently exercisable, or become exercisable within the next 60 days, by each such person.
(11) Includes 400 Shares held by the two children of Mr. Hempson, as to which Mr. Hempson disclaims beneficial ownership, and includes 300 Shares held by Mr. Hempson jointly with his spouse.
(12) Includes options to purchase 5,000 Shares granted on May 10, 1993 to Mr. Shager 3,333 of which are currently exercisable.
(13) Includes Mr. Siebert, who does not presently serve as an executive officer or director of the Company.
(14)  Less than 1.0%

                           OTHER RECENT DEVELOPMENTS

  On August 18, 1995 the Company announced that it had consented to a final judgment and order in settlement of a SEC investigation. The Complaint was filed in the United States District Court for the Northern District of New York by the SEC (Civil Action No. 95-CV-1154) against the Company, John S. Nadolski and Thomas J. Blair, former officers and directors of the Company. In the settlement, the Company agreed, without admitting or denying any wrongdoing, to the entry of an order enjoining the Company from violating certain provisions of the Federal securities laws. No monetary damages were paid by the Company in connection with such settlement.

  The complaint by the SEC related to previously reported misstatements in the Company's quarterly and annual financial statements during the Company's 1989 and 1990 fiscal years and in a Registration Statement filed by the Company in 1989 with respect to the sale of 1,400,000 Shares. The misstatements in the Company's financial statements resulted in, among other things, overstatements of the Company's fixed assets, revenue, income and expenses.

                             AVAILABLE INFORMATION

  The Company and Parent have filed with the SEC a Rule 13e-3 Transaction Statement (including any amendments thereto, the "Schedule 13E-3") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), with respect to the Merger. This Proxy Statement does not contain all the information set forth in the Schedule 13E-3 and the exhibits thereto, certain parts of which are omitted in accordance with the rules and regulations of the SEC.

  The Company is subject to the informational requirements of the Exchange Act and, in accordance therewith, files reports, proxy statements and other information with the SEC.

  The Schedule 13E-3 and the respective exhibits thereto, as well as such reports, proxy statements and other information filed by the Company, can be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC's Regional Offices at Suite 1300, Seven World Trade Center, New York, New York 10048. Copies of such materials also can be obtained at prescribed rates from the Public Reference Section of the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549.


                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  This Proxy Statement incorporates by reference documents which are not presented herein or delivered herewith. Copies of any such documents relating to the Company, other than exhibits to such documents (unless such exhibits specifically are incorporated by reference in such documents), are available without charge, upon written or oral request, from Marietta Corporation, 37 Huntington Street, Cortland, New York 13045, Attention: Director of Investor Relations, telephone: (607) 753-6746. In order to ensure timely delivery of the documents requested, any such request should be made by January 5, 1995.

  The Company's Annual Report on Form 10-K for the fiscal year ended September 30, 1995 accompanies this Proxy Statement

  Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Proxy Statement to the extent that a statement contained herein, or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this Proxy Statement.

                                   IMPORTANT

  YOUR BOARD BELIEVES THAT IT IS IN THE BEST INTERESTS OF MARIETTA SHAREHOLDERS TO APPROVE THE MERGER AGREEMENT.

  Your vote is important, regardless of how many shares you own. The Board urges you to support the Merger Agreement by signing, marking, dating and promptly mailing the enclosed proxy card.

  IF YOUR SHARES ARE HELD IN THE NAME OF A BANK, BROKER, OR OTHER NOMINEE, WE URGE YOU TO CONTACT THE PARTY RESPONSIBLE FOR YOUR ACCOUNT AND DIRECT HIM OR HER TO VOTE "FOR" THE MERGER. YOU SHOULD ALSO SIGN, MARK, DATE AND MAIL YOUR PROXY CARD ONCE YOU RECEIVE IT FROM YOUR BANK OR BROKER TO ENSURE YOUR VOTE IS COUNTED.

  If you have any questions or request assistance in voting your shares, please call D.F. King & Co., Inc., which is assisting your company, toll-free at 1-800 549-6746.


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